Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

HyperSciences, Inc
2311 E Main Ave, Suite 200
Spokane, WA 99202
www.hypersciences.com

Up to $1,069,996.80 in Series A Preferred Stock at $3.84
Minimum Target Amount: $9,999.36

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: HyperSciences, Inc
Address: 2311 E Main Ave, Suite 200, Spokane, WA 99202
State of Incorporation: DE
Date Incorporated: October 13, 2014

Terms:

Equity

Offering Minimum: $9,999.36 | 2,604 shares of Series A Preferred Stock
Offering Maximum: $1,069,996.80 | 278,645 shares of Series A Preferred Stock
Type of Security Offered: Series A Preferred Stock
Purchase Price of Security Offered: $3.84
Minimum Investment Amount (per investor): $491.52

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The Company's 2018 and 2019 audited financials have been omitted in this initial filing in order to provide the Company's auditors additional time to review the entire Form C, including this Memorandum, in order to comply with the Company's contractual obligations to its auditors. The Company's 2018 and 2019 audited financials will be provided by an amendment to the offering materials. Each Subscriber should review the complete set of offering materials, including the Company's 2018 and 2019 audited financials, prior to making an investment decision. No investment commitments will be accepted until after the Company's financial information has been provided.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

$10,000 ("Nickel") - Replica projectile keychain

$25,000 ("Quartz") - Replica projectile keychain and HyperSciences t-shirt

$50,000 ("Platinum") – All of above, plus a 2020 scale Geothermal HyperDrill Bit and Plaque to commemorate this offering

All perks occur when the offering is completed.

Special Note Regarding Forward-Looking Statements

This memorandum may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity," and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those

contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this memorandum. You should read this memorandum completely and with the understanding that our actual future results may be significantly different from our expectations. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

The Company and its Business

Company Overview

Corporation History and Background

HyperSciences was incorporated in Delaware on October 13, 2014. HyperSciences was formed to focus on non-spaceflight applications (i.e. below 100km Mean Sea Level (MSL) of Earth – also known as the Von Karman Line) of the Ram Accelerator ("RAMAC") technology. The RAMAC, first invented and tested at the University of Washington, has been demonstrated with industrial gases (natural gas, air, etc.) propelling low-cost concrete, plastic and metallic projectiles up to hypervelocity speeds (2.5+km/s, Mach 7.2+ or greater than 6000 mph) and is theoretically capable of firing past 8 km/s (Mach 23+; or greater than 18,000 mph).

EnergeticX.net, L.L.C. ("EnergeticX") is the parent company and largest stockholder of HyperSciences, Inc. EnergeticX, a Washington limited liability company, was formed on February 2, 2010 and is owned by Mark Russell (CEO/Founder/Director of HyperSciences), Charles Russell (Director of HyperSciences), and Mary K. and Robert L. Russell (parents of Mark and Charles Russell).

Since its formation, HyperSciences has been partially funded for the development and testing of the HyperDrill™ through a non-equity, sponsored research contract with the Shell GameChanger™ Program. HyperSciences has also accepted convertible note funding from angel investors from 2015 through December 31, 2017, and has accepted other loans. HyperSciences has also completed a Regulation A offering as well as a Regulation D offering with Series A Preferred Stock being issued for both.

HyperSciences is not subject to any bankruptcy, receivership or similar proceeding and is not involved in any legal proceedings material to the business or financial condition of the business. HyperSciences is also not subject to any merger, consolidation, or purchase of a significant amount of assets not in the ordinary course of business. HyperSciences is not subject to any sale of a significant amount of assets not in the ordinary course of business.

Technology

HyperSciences is channeling its patented and patent-pending commercial repetitive hypervelocity accelerators and rock impact and robotic automation technologies toward some of the most challenging problems in energy, transportation, materials production, and flight. HyperSciences' HyperCore™ technology uses low-cost chemical energy to accelerate projectiles to very high velocities, allowing projectiles to break and pulverize hard rock very efficiently under a wide range of conditions. HyperSciences is commercializing its robotic HyperCore™ tools for HyperDrill™ and Hyper Tunneling Boring and Mining system (HTBM™), using continuous hypervelocity repetitive projectile impacts downhole for energy drilling and a high-speed replacement for drill and blast mining and rotary tunneling.

Along with system integration expertise, HyperSciences excels in two technical areas: Hypersonic propulsion Driver technology (RAMAC accelerators) and the Driven projectile encapsulation and hydro-elastic hypervelocity impact modeling technology. HyperSciences' fundamentally superior approach to rock breaking uses the power of kinetic energy through repetitive short-duration impacts with hyper-velocity, erodible projectiles (Mach 4-6 or 3500-4500 mph) impacting with dynamic pressure that is 10-100X greater than the compressive strength of the hardest rock, efficiently breaking and pulverizing rock faster and at lower cost than best-in-class rotary cutting or drill and blast technologies. HyperSciences has achieved projectile velocities of Mach 5 (1720 m/s or 3847 mph) using gaseous in-tube single stage combustion processes and has reached Mach 3.6 (1250 m/s or 2796 mph) in single-stage ram accelerator and plans to continue improving the firing velocity and system automation using proceeds from this Offering. Contract facilities conducting testing for HyperSciences have achieved nearly Mach 5.9 (2020 m/s or 4520 mph).

HyperSciences' RAMAC accelerator units combine simple, low-cost, available industrial propellants (Air, Hydrogen and/or Natural Gas or Diesel, etc.) in proprietary propulsion hypersonic driver systems. Along with advanced computational fluid dynamics modeling, HyperSciences has validated its low-cost projectile impact material science (concrete, granite, etc.) in pressurized tests as well as underground field tests. This focused energy produces short duration dynamic pressure pulses to break and pulverize the rock. We believe this approach is much faster, safer, and at lower cost than rotational methods of drilling and eliminates blasting.

With an exclusive license (below 100km mean sea level) on foundational ram accelerator technology, called Baffle Tube Ram Accelerator (BTRA), from the University of Washington and several patent assets (issued and pending applications), HyperSciences is uniquely positioned to commercialize its HyperCore™ technology.

Our Products

HyperSciences' key technology is the HyperCore™, a system that utilizes low-cost chemical energy to accelerate projectiles to very high velocities. We plan to market our products via an Equipment-As-A-Service model, supported by sales of consumable projectiles for use in all HyperCore™ based systems. The following main applications utilize the HyperCore™ technology:

HyperCore™ 50 is the 50mm (2") inner tube bore diameter version of the HyperCore™ system, which can be employed by customers in many different ways, including vertical or horizontal integration into existing equipment to enable rapid and efficient energy deposition, such as rock breaking, for their projects.

Hyper Tunneling and Mining system (HTBM™) is our robotic mining and tunneling solution that uses continuous hypervelocity repetitive projectile impacts in a way that we believe drastically improves performance (speed), eliminates dangerous explosives, and reduces high capital and operating costs over traditional rotary tunneling boring machines (TBMs) and drill and blast methods. See "Description of Business – Competitive Landscape". This version of HyperCore™ will have some ancillary equipment specifically developed for underground tunneling and mining, including robotic steering and acoustic damping.

HyperDrill™ is a patented steerable repetitive impact downhole tool that is a substantial enhancement to, yet compatible with, existing drilling systems and its operation involves well-established practices. Management believes this non-intrusive "plug and play" approach reduces the time, cost and adoption friction for existing operators and service providers. HyperDrill™ offers 3-10X ROP (Rate of Penetration) drilling improvements over best in-class conventional rotary drilling in oil and gas and geothermal wells. Confirmed by third-party testing, HyperSciences saves over 50% in drilling rig days and can net savings to the operator of over $1.5M per well in traditional environments and $4-$7M per well in hard rock offshore environments, as well as improve IRR and NPV with very rapid access to resources.

Energy Anywhere™ Geothermal couples our HyperDrill™ technology with HyperSciences' patent-pending, scalable direct thermoelectrical power generation plant technologies to create a cost-effective total solution for baseload power operation that we believe will be superior to solar, wind and competitive with gas-turbine electric generation. HyperSciences, in one of its business segments, is developing a vertically integrated independent baseload power system with initial market focus on delivering turn-key power solutions for discrete mid to large scale energy (3MW to 300+ MW) users through development and deployment of its core technologies: HyperDrill™ and scalable geothermal electric plants.

HyperDrone™ is a land or sea-based high altitude done launch service for communication, Earth observation, and hypersonic propulsion testing markets. Encapsulated inside HyperSciences proprietary projectiles and flow through our on-demand modified HyperCore™ tubular launch system. A modified HyperCore™ allows a tailored G-load profile for communication equipment and aeronautical drone platforms (helium balloons, solar-winged vehicles, SCRAMJET test vehicles, etc.) to quickly punch through the atmosphere with high velocity (momentum) carrying it up without rocket propulsion to be delivered to extreme altitudes (stratosphere, etc.). HyperDrone™ systems are scalable because both the length and diameter of the launch system can be modified to adjust to different launch requirements. Based on U.S. Government research in Project HARP, we believe the kinetic energy imparted by the HyperCore™ launch system is sufficient to rapidly deploy systems beyond 50km

from the launch point. We believe this capability will allow for on-demand, pop-up information systems, and robust safe travel of drone systems through lower rough, windy, unpredictable atmosphere and to a specified point in the sky. Unlike repetitive impact rock-breaking applications of HyperCore™, HyperDrone™ will likely involve less frequent launches of high value payloads.

Consequently, we plan to structure HyperDrone™ pricing to allow for a higher per-projectile profit margin. Existing aerial communication systems employing high-altitude balloons or unmanned aircraft cannot remain airborne indefinitely.

HyperDrone™ is intended to facilitate the launch and recurring deployments necessary to maintain these aerial systems. HyperSciences believes the development of this technology will be a component to filling the missing communication link between orbital satellites and low altitude drones.

HyperSciences is currently focused on and has a portfolio of intellectual property, patents, rights and licenses for ram accelerator operations for terrestrial activity under 100km altitude including drilling, tunnel and atmospheric flight below 100km altitude. HyperSciences does not currently have the right to use ram accelerator technology for flight over 100km or for orbital spaceflight. However, because HyperSciences has advanced the practical operations of commercial ram accelerator-based hypersonic launch systems, management believes a licensing partnership with companies such as EnergeticX or Pipeline2Space could allow HyperSciences to expand the scope of its launch capabilities to include first stage lofted boost for orbital flight. Use of a ram accelerator for first stage launch would eliminate complex and expensive rocket flight and we believe it would reduce the cost for orbital space flight.

Competitors and Industry

Market

The HyperCore™ technology has opportunities in a multitude of industrial sectors, from oil and gas and geothermal drilling to construction site development and tunneling, mine drill and blast replacement as well as hypersonic atmospheric flight (e.g. drone flight and scramjet propulsion testing). The potential impact of HyperSciences' technology in the energy drilling industry is dramatic. We believe HyperDrill™ technology alone could provide up to a $15.5 billion-dollar value over a 10-year period to the oil and gas industry.

Based on the HyperDrill™'s advance rate and cost of operations, we believe HyperDrill™ technology could potentially save oil and gas mining operators up to a net of $1 million to $4 million per well, reducing time to resource and potentially opening resources thought uneconomical or unreachable with current technology.

Current Stage and Roadmap

HyperSciences is a platform technology company that has created a commercial hypersonic propulsion system that we are initially commercializing for three key

industries – tunneling, energy drilling, and drone flight delivery systems.

HyperSciences has successfully developed what we believe to be the world's fastest commercial projectile launch systems. When fully developed, we plan to robotically deliver packetized energy at Mach 4 to 8, which is 4 to 8 times the speed of sound (3000-6000 mph). To date, our systems have achieved projectile speeds in excess of Mach 5. We are able to accomplish this amazing performance as part of our development of the first commercial ram-accelerators.

Below is a list of our current products and the development stage of each product line:

HyperCore™ - We have built 4 copies. 2 larger HyperCore Systems have achieved Mach 5 and are capable of launching projectiles larger than 50mm; and 2 new slim line HyperCore units. One in MineLab for HyperDrill Field Trials and one in HyperLab for commissioning prior to Tunneling field trials.

Hyper Tunneling and Mining system (HTBM™) - Prototype demonstration point with paying customer, Q2 2020 tunneling study complete and Q4 2020 tunneling demos planned under contract.

HyperDrill™ - Pre-production prototype tool is in developmental testing during these Phase 1 Paid HyperDrill Field trials slated to be complete in Q4 2020.

HyperDrone™ - Completed NASA Phase 1 testing in January 2019 at Spaceport America, continued HyperDrone development at full scale and sub-scale is planned in the next 18 months.

We believe that by utilizing HyperCore™ our clients will achieve game-changing operational speed, ease of use, resource access and large cost-savings.

The Team

Officers and Directors

Name: Mark Russell, PE

Mark Russell, PE's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Executive Officer, Chief Engineer and Director
  Dates of Service: October 13, 2014 - Present
  Responsibilities: Mark has led Ram accelerator developments for EnergeticX through filing first patents and testing on HyperDrill™ and HyperBreaker™ and then formed HyperSciences in 2014, leading it as CEO from 2014 to the present. Mark dedicates a minimum of 40 hours per week in HyperSciences and receives a salary of $198,000 per year.

Other business experience in the past three years:

- **Employer:** Cycle Fund, LLC
  Title: Manager
  Dates of Service: January 23, 2013 - January 31, 2020
  Responsibilities: Managing member/Owner

Other business experience in the past three years:

- **Employer:** EnergeticX.net, L.L.C.
  Title: Manager
  Dates of Service: February 01, 2010 - Present
  Responsibilities: Managing Member

Other business experience in the past three years:

- **Employer:** Rocket Man, LLC
  Title: Manager
  Dates of Service: March 03, 2017 - Present
  Responsibilities: Managing Member

Other business experience in the past three years:

- **Employer:** Pipeline2Space
  Title: CEO, Director & Founder
  Dates of Service: August 01, 2014 - Present
  Responsibilities: Mark continues long-term development of similar, but much longer accelerator aerospace technology to launch small spacecraft (and later much larger) to lofted trajectories for single or multiple stage orbital insertion.

Name: Michelle Carbon, JD, MAcc

Michelle Carbon, JD, MAcc's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer and General Counsel
  Dates of Service: August 24, 2020 - Present
  Responsibilities: Managing financials, financial budgeting, as well as managing legal functions. Michelle's current annual salary is $92,500 for approximately 20 hours per week. She plans to go full-time in the next few months.

Other business experience in the past three years:

- **Employer:** Embassy Management, LLC

Title: VP of Business Operations and In-House Counsel
Dates of Service: March 01, 2013 - Present
Responsibilities: Responsible for all cost reports, review all contracts and leases, and assist with legal issues. Manage the sourcing and securing of quality, affordable housing. Assists with risk management, compliance, and insurance.

Name: Charles Russell

Charles Russell's current primary role is with Mega Tech Metals LLC. Charles Russell currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: October 13, 2014 - Present
  Responsibilities: Charles was one of the first investors in the commercialization of the RAMAC technology. Charles does not currently receive compensation for these services. Charles also served as VP of Robotic Mining Technologies until August 2020.

Other business experience in the past three years:

- **Employer:** Mega Tech Metals LLC
  Title: Owner/Manager
  Dates of Service: July 21, 2020 - Present
  Responsibilities: Managing member

Other business experience in the past three years:

- **Employer:** Radiant Rare & Precious Metals, LLC
  Title: Manager
  Dates of Service: November 22, 2011 - March 31, 2015
  Responsibilities: Managing member

Name: Mike McSherry

Mike McSherry's current primary role is with Xealth. Mike McSherry currently services 1 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director
  Dates of Service: November 01, 2014 - Present
  Responsibilities: Mr. McSherry serves on the Board of Directors. He does not receive any compensation for his role.

Other business experience in the past three years:

- **Employer:** Xealth
  Title: CEO
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Mike is the CEO of Xealth and has held that role since January 2017. Xealth is a digital prescribing tool that lets doctors and care teams easily prescribe digital services (articles, videos, apps, programs, devices) to patients - just as they do for medications today. Xealth raised $8.5m from DFJ + Providence, UPMC, Hennepin & Froedtert health systems in June '17 to expand its platform to dozens of use cases and additional Provider health systems.

Other business experience in the past three years:

- **Employer:** Entrepreneur in Residence (EIR)
  Title: Entrepreneur
  Dates of Service: June 15, 2015 - January 01, 2017
  Responsibilities: Rethinking healthcare with backing of 2nd largest hospital group in country Current Board member with Pacific Medical (PacMed), which merged with Prov in '14

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Minority Holder; Securities with Voting Rights
The preferred stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy (the "Investor Proxy Agreement"). You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Going Concern Opinion

The report of our independent auditors contains an explanatory paragraph as to our ability to continue as a going concern, as it has done since its first 2017 audit and is typical of companies at this stage of development, could prevent us from obtaining new financing on reasonable terms or at all.

The Company has only a limited operating history and has a history of losses. We may never achieve or maintain profitability.

The Company was formed as a Delaware corporation on October 13, 2014, and has received revenue relating only to the Company's contracts with Shell Oil and its other Joint Industry Project partners). We expect to incur operating losses until our technology trials have concluded and contracts are signed with customers. Although we believe there is reason to be optimistic, there can be no assurance that we will be able to validate or market our technology, products and/or systems in the future such that additional revenues will be generated or that any revenues generated will be sufficient for use to become profitable or thereafter maintain profitability. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. HyperSciences has incurred a net loss in the last two fiscal years and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

The Company needs capital to achieve its technology development and business goals.

We expect that our current capital and our other existing resources will be sufficient only to provide a limited amount of working capital, and revenues generated from sales, of which there is no assurance, may not be sufficient to fund our continuing operations and/or our planned growth. We will require significant amounts of capital to support our research and development efforts. If we are unable to secure capital to fund our operations, we will not be able to continue our testing and development efforts and we might have to enter into collaborations that could require us to share some rights to our product candidates. We expect we may require additional capital after this offering. Management has the choice to seek many forms of financings, and may choose to seek to sell additional equity or debt securities, or both, or incur other indebtedness. The incurrence of indebtedness could result in increased fixed payment obligations and could also result in certain restrictive covenants, such as limitations on our ability to incur additional debt, limitations on our ability to acquire or license intellectual property rights and other operating restrictions that could adversely impact our ability to conduct our business. In addition, we cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to us, if at all. If we are unable to raise additional capital in sufficient amounts or on terms acceptable to us, we will be prevented from pursuing research, development and commercialization efforts. This could harm our business, prospects and financial condition. Any additional capital raised through the sale of equity (or convertible debt securities) will dilute the ownership percentage of our stockholders. This could also result in a decrease in the fair market value of our equity securities because our assets would be owned by a larger pool of stockholders. The terms of securities we issue in future capital transactions may be more favorable to our new investors, and may

include preferences, superior voting rights and the issuance of other derivative securities, and issuances of incentive awards under equity employee incentive plans, which may have a further dilutive effect.

The Company is reliant on the successful development of its own proprietary technology and products.

The Company is in the process of developing its own proprietary technology and products. The success of developing new technology and products depends on a number of factors including, but not limited to, timely and successful product development, market acceptance, the Company's ability to manage the risks associated with new product production ramp-up issues, and the risk that new products may have quality or other defects or deficiencies in the early stages of introduction. The development of methods for the use of HyperCore™ and other HyperSciences technologies is highly innovative and may involve very complex processes. This level of innovation involves potentially significant expense and carries inherent risk, including difficulties in designing next-generation technologies and processes, potential development and production delays, safety concerns, and increased expenses. Our inability to effectively and timely develop our proprietary technologies and products and to develop the necessary quality controls and production capacity for our technology and products would have a material adverse effect on our business.

Some technologies are relatively new and unproven.

Some of HyperSciences' technologies and planned products are relatively new and unproven such that the use of these technologies may not produce the expected or intended results, and unforeseen results could occur.

While the Company has some contracts, the Company is spending significant time and resources with no contractual commitment from our potential customers.

Although we have revenue generating contracts with some customers, we are incurring ongoing costs and expenses in relation to the ongoing development and testing of our technologies and products, the Company currently has no signed customer contracts to purchase its products or to license its technologies.

The nature and scope of our products and services will be evolving in response to customer input and marketplace demand. The Company's business model is therefore subject to change.

Our future success will depend on our ability to (i) develop and deploy our products and services; (ii) attract customers to use our products and services; (iii) enhance our products and services; (iv) develop and license new products and systems that address the increasingly sophisticated and varied needs of our customers; and (v) respond to technological advances and emerging industry standards and practices on a cost-effective and timely basis. Failure to develop products and services that serve our target markets or failure to adjust to changes within our marketplace could have a material adverse effect on our business, results of operations and financial condition.

The Company relies on intellectual property rights it has licensed and additional

intellectual property it has developed. The Company may be unable to protect its proprietary technologies or defend its intellectual property rights and may be subject to claims that its products, or the way in which it conducts its business, infringes the intellectual property rights of third parties.

We believe that our success will depend in large part upon proprietary technologies and intellectual property protections. We intend to rely on a combination of patents, trademarks, trade secret laws and contractual obligations with employees and third parties to obtain and protect our proprietary technologies and intellectual property. The steps we have taken to protect our rights may not be adequate to deter misappropriation of our proprietary information. We also may not be able to detect unauthorized use of and take appropriate steps to enforce our intellectual property rights. In addition, the laws of some foreign countries may not protect our proprietary rights as fully or in the same manner as do the laws of the United States. Also, despite the steps taken by us to protect our proprietary rights, others may develop technologies similar or superior to our technologies and/or design around the proprietary rights we own. It is possible that our license agreements could be terminated, which could limit or prevent HyperSciences' practice and/or commercialization of some or all of our intellectual property. It is possible that our activities, products and services could infringe certain third-party intellectual property rights that we are currently unaware of, which could open HyperSciences up to potential civil liability. If we are unable to successfully enforce our intellectual property rights, or if claims are successfully brought against us for infringing the intellectual property rights of others, such events could cause us to pay substantial damages, spend significant sums in litigation, cause us to lose a key competitive advantage, force us to conduct additional research to develop non-infringing technology, or cause us to pursue a different business strategy.

Certain intellectual property rights of the Company may be abandoned or otherwise compromised if the Company does not obtain additional capital.

The Company may be forced to allow certain deadlines relating to its patent portfolio to pass without taking any action because it lacks sufficient funds to pay for the required actions.

Competitive technologies could limit our ability to successfully deploy our technologies.

Existing technologies or new technologies that are subsequently developed and released, may render HyperSciences' technologies obsolete or prevent adoption in the relevant industries. Such competition could adversely affect our business and market share.

Certain uses of the Company's product offerings may be subject to regulation by the Environmental Protection Agency and other federal and state governmental authorities.

Just as with existing tunneling, mining, energy drilling and flight industries, regulations or other restrictions may be adopted that adversely affect our business and market share. Federal, state and local authorities may regulate the use of our product offerings, including, but not limited to, any effects on the following matters: Surface

subsidence from underground mining; Employee health and safety; Permits and other licensing requirements; Remediation of contaminated soil, surface water and groundwater; Air emissions; Water quality standards; The discharge of materials into the environment, including waste water; Storage, treatment and disposal of petroleum products and substances which are regarded as hazardous under applicable laws or which, if spilled, could reach waterways or wetlands; Protection of human health, plant life and wildlife, including endangered and threatened species; Reclamation and restoration of mining properties after mining is completed; Wetlands protection; and The effects, if any, that use of our products has on groundwater quality and availability. Some contemplated implementations of our technology may be subject to regulation by the United States Department of Commerce and Department of State. If future implementations of our technology require an export license or additional government approval for export, we intend to pursue such licenses and approvals from applicable government authorities.

Existing license agreements impose restrictions and requirements that limit HyperSciences' ability to exploit and commercialize its intellectual property.
The Exclusive Patent License Agreement between the Company and University of Washington dated March 13, 2015, (the "UW License Agreement") only grants rights to HyperSciences in relation to activities and products under 100km MSL (the "Von Karmen Line" at 100km is utilized as one international definition of outer space). University of Washington ("UW"), pursuant to the UW License Agreement, may (1) terminate the license grant upon the occurrence of a breach by HyperSciences; (2) pursue patents covering the "baffle-tube ram accelerator technology" included in the UW License Agreement that would be owned by UW and outside the license grant to HyperSciences in any country in which HyperSciences chooses not to actively pursue patent protection for such inventions; and (3) require mandatory sublicensing in fields of use that Company is not actively pursuing if UW is solicited by a third party who wishes to license the "Licensed Patents". HyperSciences also must comply with performance milestones relating to commercialization of the "Licensed Patents", is required to submit periodic commercialization reports, and must pay certain annual, milestone and royalty fees to UW. UW also obtained 25,000 shares of common stock in HyperSciences and will receive approximately 4,600 additional shares of common stock pursuant to certain anti-dilution rights in the UW License Agreement.

The Cooperative Research Agreement with Shell International Exploration and Production, Inc. ("Shell") dated October 24, 2014, as amended, (the "Shell Agreement") imposes potential "most-favored-customer obligations, potential future royalty obligations, and a contingent limited license grant to fulfill its product needs in the event HyperSciences cannot deliver such products.
In the event Shell continues to fund the Company's technology development and the Company and Shell agree to continue with the existing Shell Agreement, the Company must make efforts to ensure that the net effective prices payable by Shell and/or its affiliates for "Products" (as defined in the Shell Agreement) are no greater and on terms no less favorable in the aggregate than those charged to any other customer for equivalent products. Additionally in the event Shell continues to fund the Company's technology development and the Company and Shell agree to continue

with the existing Shell Agreement, the Company will be obligated to pay an annual licensing fee to Shell on commercially reasonable terms based on revenue received by the Company (including any sublicense fees) from selling commercial Products, subject to a cap of three times the amount paid by Shell to the Company under the Shell Agreement subject to the terms and conditions a future definitive agreement between the Company and Shell. Also, under the continuity of supply requirements of the Shell Agreement, in the event at any time after five (5) years following completion of the "Work" (as defined in the Shell Agreement), HyperSciences is unwilling or unable to supply "Products" upon commercially reasonable terms and timing, Shell and its Affiliates have a springing license, under HyperSciences' Intellectual Property Rights, to make and supply, or have made and supplied by a third party, the "Products" until such time as HyperSciences is able to fulfill "Products" requests by Shell and its Affiliates. In other words, Shell and its Affiliates may make and supply HyperSciences proprietary products (or have third parties do so) without compensation to HyperSciences in the event HyperSciences is not able to fulfill orders on a "commercially reasonable" basis.

Mark Russell may have other time demands relating to EnergeticX and Pipeline2Space, Inc.

EnergeticX (and its majority-owned company, Pipeline2Space, Inc.) has entered into a license agreement with the University of Washington for the same patent assets as those covered in the HyperSciences UW License Agreement, but the EnergeticX license grants rights for applications above 100km MSL (i.e. spaceflight applications). In order to maintain its license with UW, EnergeticX must perform certain activities relating to commercialization of the technology (the "Required EnergeticX Activities"). In 2017, the disinterested (aka independent) director of the Company has approved Mark Russell to be engaged in the Required EnergeticX Activities, which may limit the amount of time he devotes to the Company.

Changes to the global technology environment may negatively impact our business and our profitability.

Our products and services are intended to make conventional drilling and tunneling faster and more cost effective. We expect the industry and market to continue to change significantly in the future. Demand for oil, gas, and mineral products and the cost of those products may cause the customers that we target to reduce the demand for our products and services or the price they are willing to pay for our products and services.

New, well-funded competitors are entering the market, which may adversely affect our business.

Technology solutions and theories applicable to drilling, tunneling, mining and hypervelocity travel have recently seen increased media coverage. For instance, the Boring Company is a private company, which is, we believe, substantially owned by billionaire Elon Musk, has engaged in significant advertising efforts and may achieve commercial success. Elon Musk is a successful entrepreneur with a history of disrupting the online payment, automobile, and space launch markets. Future competitive technologies developed by The Boring Company and other companies

such as Boeing or Lockheed for instance could seriously harm our business and have a material adverse effect on our business, results of operations, and financial conditions.

We may face intense competition in our industry from companies with a more established reputation and greater financial resources than us.

The oilfield services industry as well as the other industries in which we compete or plan to compete are highly competitive, and most of our potential competitors have greater financial resources than we do. Many of our potential competitors have been in business for many years and have well-established business contacts with companies that may be target customers of HyperSciences. Competitors may enter markets served or proposed to be served by us, and we may not be able to compete successfully against such companies or have adequate funds to compete effectively.

Risks generally associated with our technology may adversely affect our business and results of operations.

Our products could experience future system failures and degradations. We may not be able to prevent an extended system failure due to a variety of events, including, but not limited to, human error; subsystem, component, or software failure; a power or telecommunications failure; an earthquake, fire, or other natural disaster or other act of God; hacker attacks or other intentional acts of vandalism; or acts of war. Any technology or communications system failure that interrupts our operations could seriously harm our business and have a material adverse effect on our business, results of operations, and financial condition.

HyperSciences' technology and business plans may involve safety risks.

Firing projectiles at such high velocities to break rocks as with similar explosive energy in mining, drilling and blasting technologies, may involve a significant potential risk to the safety of humans and property. In the event of a system malfunction, or even in the course of the normal use of a ram accelerator, catastrophic events are possible. Therefore, risk of significant liability for HyperSciences is possible. In order to protect against such potential liability, HyperSciences has processes and safety systems engineered into its designs and also will likely continue to purchase liability insurance, which is and could be continually costly to the Company or may not be available. Insufficient insurance coverage or major catastrophic events could expose the Company to enough liability to negatively affect the Company's business operations or could possibly render the Company insolvent.

We are currently dependent on a few key personnel.

Our success depends, to a large degree, on our ability to retain the services of our executive management team, whose industry knowledge and leadership would be difficult to replace. While members of our executive management team are stockholders of the Company (in the case of Mark and Charles Russell, through EnergeticX as well as individually), and thus have an incentive to help the Company succeed, we cannot legally require any of these individuals to continue working for us and cannot assure investors that we will continue to enjoy the benefit of their services. We might not be able to execute on our business model if we were to lose the services

of any of our key personnel. If any of these individuals were to leave the Company unexpectedly, we could face substantial difficulty in hiring qualified successors and could experience a loss in productivity while any such successor develops the necessary training and experience. Competition for hiring engineers, sales and marketing personnel and other qualified personnel may result in a shortfall in recruiting and competition for qualified individuals could require us to pay higher salaries, which could result in higher labor costs. If we are unable to recruit and retain a sufficient number of qualified individuals, or if the individuals we employ do not meet our standards and expectations, we may not be able to successfully execute on our business strategy and our operations and revenues could be adversely affected.

We have not commissioned a formal market study to assess the demand for our products and services.

We have not requisitioned a formal marketing study by an independent marketing organization to evaluate the demand for our anticipated products and services. Our assessment of the demand for our anticipated products is based on the experience of our executives, discussions with potential customers and our general knowledge of the marketplace. Our assessment may not be accurate and there may not be sufficient demand for our anticipated products and services.

The Company has not obtained a recent independent valuation.

We have not obtained a recent independent valuation of the Company and did not use the results of an independent valuation in determining the price of this Offering. Therefore, it is possible the price per share of Series A Preferred Stock is above, equal to, or below fair market value. The Company's Board has previously granted stock and stock options pursuant to its 2015 Equity Incentive Plan after obtaining an independent 409A valuation, with the most recent grant of stock options occurring on March 31, 2020, at a Board-determined fair market value price of $1.03 per share for the Company's common stock.

Some investors will have additional rights and receive additional benefits.

Major Investors, defined as each Investor, together with such Investor's affiliates, holding more than 13,021 shares of Series A Preferred Stock, will have additional rights. Major Investors will have the right to participate pro rata in future offerings of securities by the Company and will have access to additional information.

Holders of shares of our Series A Preferred Stock must vote their shares to approve of certain future events, including our sale.

Holders of our Preferred Stock, including holders of Series A Preferred Stock, and certain key holders of our Common Stock, will be subject to a drag-along provision related to the sale of the Company. In the event the Company's Board and the holders of a majority of the Company's voting stock vote in favor of a sale of the Company, and you do not approve the sale, the President of our Company will have the power to vote your shares. Specifically, investors will be forced to sell their stock in that transaction regardless of whether they believe the transaction is the best or highest value for their shares, and regardless of whether they believe the transaction is in their best interests.

We have broad discretion in the use of the net proceeds from this Offering and may not use them effectively.

We cannot specify with certainty the particular uses of the net proceeds that we will receive from this Offering. Our management will have broad discretion in the application of the net proceeds. Our stockholders may not agree with the manner in which our management chooses to allocate and spend the net proceeds. The failure by our management to apply these funds effectively could have a material adverse effect on our business or delay the development or commercialization of our product candidates. Pending their use, we may invest the net proceeds from this Offering in a manner that does not produce income or that loses value.

We may need to raise additional capital, which might not be available or might be available only on terms unfavorable to us or our investors.

We may need to raise additional capital through private equity or debt in the near future. If we were to raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders would be reduced, and these newly issued securities might have rights, preferences or privileges senior to those of our then-existing stockholders. For example, in order to raise equity financing, we may decide to sell additional shares of stock in the Company at a discount to the current price of the Shares. We might not be able to raise additional capital on terms favorable to us, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund our operations, pursue growth opportunities or respond to competitive pressures. Such inability could have a material adverse effect on our business, results of operations and financial condition.

We may be unable to proceed with all opportunities available to us and some opportunities might be available only on terms unfavorable to us or our investors.

We may be presented with opportunities to pursue joint development projects, joint ventures, sponsored development agreements, government contracts, and other options for supporting continued development and commercialization of our technologies. We have entered, and may continue to enter, into non-binding memoranda of understanding and letters of intent to pursue certain opportunities. However, there is no guarantee that we will be able to enter into definitive agreements or that the opportunities will otherwise materialize in a way that would benefit the Company.

Absence of public market.

There is no formal public market for the Shares and no such market can be expected to develop following completion of this Offering. The Shares have not been registered under the Securities Act and may not be offered, sold, pledged or otherwise transferred except in accordance with all applicable securities laws and the terms of the investment documents pursuant to which the Shares are being offered. Sales by Affiliates of the issuer, as that term is defined under the regulations of the Securities and Exchange Commission, are subject to additional restrictions. Purchasers of the Shares must be prepared to bear the economic risk of an investment for an indefinite period of time since the Shares cannot be sold unless they are subsequently registered or an exemption from registration is available. The Company has no intention of

registering the Shares in the short term.

Your ability to transfer your shares will be limited.

Your shares will be subject to transfer requirements and restrictions, including a right of first refusal granted first to the Company and second to other investors, and a co-sale right granted to other investors, along with certain notice requirements. Prior to transferring shares to most third parties, the Company will have the right to purchase all or some of your shares that you intend to transfer. In the event the Company does not want to purchase all of the shares you wish to sell, then a secondary refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed transfer to most third parties. Finally, all sellers will be subjected to certain transfer restrictions, including a requirement to provide notice to the Company prior to the sale to transferees and a "Market Stand-off" agreement in the event of a proposed public offering. See the discussion of "Restrictions on Transfer" within the "Securities Being Offered" section of this Offering Statement. These requirements may delay or limit your ability to transfer your shares and delay or limit the ability of the third-party transferee to transfer their shares in the future, or require you and third party transferees to incur additional costs to effectuate a share transfer. Further, transferees will be required to sign onto the same agreements as the original investors (including the Investor Proxy Agreement) and will also be subject to the restrictions in those agreements. Accordingly, the market price for our Series A Preferred Stock could be adversely affected.

There is no certainty that you will receive a return of or on your investment.

The Company may be unsuccessful at developing its products and services and generating revenue with its current business model. If the Company is not successful at implementing its business model, purchasers of the Shares will not realize a return of or on their investment. As a result of the uncertainty and risks associated with the Company's operations, investors may lose their entire investment in the Shares.

Voting Control is in the hands of a few large stockholders.

Voting control is concentrated in the hands of a small number of shareholders. Even if the shares were not subject to the proxy discussed above, you would not be able to influence our policies or any other corporate matter, including the election of directors, changes to our Company's governance documents, expanding the employee option pool, and any merger, consolidation, sale of all or substantially all of our assets, or other major action requiring stockholder approval. As a minority shareholder and a signatory to the Investor Proxy Agreement, you will not have a say in these decisions.

The Russell family exercises majority control over the Board of Directors.

There are three directors of the Company, Mark Russell, Charles Russell, and Mike McSherry. Mark Russell and Charles Russell are brothers and exercise majority control over decisions made by the Board of Directors. Mike McSherry is the current disinterested (independent) board member and is the independent member who makes decisions on related party transactions.

Forum Selection clauses in the Transaction Agreements may lead to inconvenience or cost to you.

The Subscription Agreement, Investors' Rights Agreement , Right of First Refusal and Co-Sale Agreement, and Voting Agreement (collectively, the "Transaction Agreements") have forum selection provisions. These provisions require all disputes arising out of or based upon the Transaction Agreements to be resolved in a federal court located in Spokane County, Washington, regardless of convenience or cost to you, the investor.

The Forum Selection clause in the Amended and Restated Bylaws may lead to inconvenience or cost to you.

Unless the Company consents in writing to the selection of an alternative forum, and regardless of convenience or cost to you, the investor, the Amended and Restated Bylaws of the Company (Exhibit 2.2 to this Offering Circular) state that the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Amended and Restated Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

Fee Shifting clauses in the Transaction Agreements may lead to cost to you or the Company.

For all claims concerning or arising out of the Transaction Agreements, the prevailing party will be entitled to recover all of such party's costs and attorneys' fees incurred in each such action, suit, or other proceeding, including any and all appeals or petitions therefrom. This means that if you bring a claim unsuccessfully, you could be liable for the costs and attorneys' fees incurred by the party against whom your claim is asserted. However, if your claim is successful, you may be entitled to recover the costs and attorneys' fees you incurred when bringing the claim.

The ongoing COVID-19 pandemic may adversely affect our business.

In December 2019, a strain of coronavirus was reported to have surfaced in Wuhan, China, and has spread globally, and on March 12, 2020, the WHO declared COVID-19 to be a pandemic. In an effort to contain and mitigate the spread of COVID-19, many countries, including the United States, have imposed unprecedented restrictions on travel, quarantines, and other public health safety measures. Such government-imposed precautionary measures may have been relaxed in certain countries or states, but there is no assurance that more strict measures will be put in place again due to a resurgence in COVID-19 cases. The rapidly evolving nature of the circumstances is such that it is impossible, at this stage, to determine the full and overall impact the COVID-19 pandemic may have, but it could disrupt production and cause delays in the supply and delivery of products used in our research and development efforts, adversely affect our employees, and disrupt our operations, all of which may have a material adverse effect on our business. In addition, the pandemic may have an

adverse effect on the ability of regulatory bodies to grant approvals, may disrupt the marketplace in which we operate and may have a material adverse effect on our operations. Moreover, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements; however, there is no assurance that our management will be able to obtain such financing on reasonable terms or at all. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock, and we may not be able to successfully raise capital through the sale of our securities. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations. In addition, a significant outbreak of COVID-19 or other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations. Moreover, the COVID-19 pandemic has created significant economic uncertainty and volatility in the credit and capital markets. Management plans to secure the necessary financing through the issue of new equity and/or the entering into of strategic partnership arrangements; however, there is no assurance that our management will be able to obtain such financing on reasonable terms or at all. A continuation or worsening of the levels of market disruption and volatility seen in the recent past could have an adverse effect on our ability to access capital and on the market price of our common stock, and we may not be able to successfully raise capital through the sale of our securities. If we are unsuccessful in commercializing our products or raising capital, we may need to reduce activities, curtail or cease operations. In addition, a significant outbreak of COVID-19 or other infectious diseases could result in a widespread health crisis that could adversely affect the economies and financial markets worldwide, resulting in an economic downturn that could impact our business, financial condition and results of operations.

We will need to develop or acquire additional manufacturing and distribution capabilities in order to commercialize any product, and we may encounter unexpected costs and other difficulties in doing so.

If we independently develop and commercialize one or more of our products, we will need to invest in acquiring or building additional capabilities and effectively manage our operations and facilities to successfully pursue and complete future research, development and commercialization efforts. This development process may be expensive and time-consuming, and could be highly dilutive to existing stockholders, even if adequate financing could be obtained. We will require additional personnel with experience in commercial-scale manufacturing, managing of large-scale information technology systems and managing a large-scale distribution system. We will need to add personnel and expand our capabilities, which may strain our existing managerial, operational, regulatory compliance, financial and other resources. To do this effectively, we must: Recruit, hire, train, manage, and motivate a growing employee base; Accurately forecast demand for our products; Assemble and manage

the supply chain to ensure our ability to meet demand; and Expand existing operational, manufacturing, financial, and management information systems. Should we not complete the development of adequate capabilities, including manufacturing capacity, our ability to manufacture a commercial supply of our products could be delayed, which would further delay our ability to generate revenues. We may choose to outsource all or a portion of our manufacturing requirements to one or more third-party contract manufacturing companies. Under an agreement with such a manufacturing company, we would have less control over the timing and quality of manufacturing than if we were to perform such manufacturing ourselves. There is also no guarantee that any such manufacturing company will continue ongoing operations, which could cause delays in product supply, reduced revenues and other liabilities for the Company. Any such events would increase our costs and could delay or prevent our ability to commercialize our products, which could adversely impact our business, financial condition, and results of operations.

Outstanding notes may be called due, which would increase the interest rate from 8% to 12%.

The Company currently owes approximately $1,100,000 in outstanding principal and accrued interest on notes that are beyond their maturity date but have yet to be called due by the noteholders. The notes are no longer convertible and the notes continue to accrue interest at 8% simple interest. The Company intends to repay the outstanding amounts on the notes out of proceeds from future offerings or from revenues or may choose to use some of the proceeds of this raise to partially repay these notes. In the event the noteholders call the notes due and payable by declaring a default, the notes will begin accruing interest at 12% instead of 8%. In the event of a liquidation of the Company and its assets prior to repayment of the outstanding notes, the outstanding principal and accrued interest on the notes will likely be repaid prior to payment of the liquidation preference of the Series A Preferred stock owed to investors in this Offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once the Company meets its target amount for this offering, it may request that StartEngine instruct the escrow agent to disburse offering funds to the Company. At that point, investors whose subscription agreements have been accepted will become stockholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering under Regulation CF, the Company must file an amendment to its Form C with the SEC, and investors whose subscription have not yet been accepted will have the right to withdraw their subscriptions and receive a refund of their money. Investors whose investments have already been accepted, however, will already be stockholders of the Company and will have no such right.

Minority Holder; Securities with Voting Rights

The preferred stock that an investor is buying has voting rights attached to them.

However, you will be part of the minority shareholders of the Company and per the typical Start Engine CF offerings, in this preferred offering you agree to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy (the "Investor Proxy Agreement"). You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, as with all preferred investment shareholders, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

The Company may provide additional or different information to investors in a subsequent Regulation A offering.

The Company plans to launch a Regulation A Offering subsequent to this Regulation CF Offering. In connection with the Regulation A Offering, the Company will prepare an Offering Statement, which it will submit to the SEC for its review and comment. While the information in this Memorandum will form the basis of the disclosure in the Offering Statement and the Offering Circular, which is a part of the Offering Statement, the Company may be required to provide different or additional information in the Offering Statement. The Company will not be able to make sales under the Regulation A Offering until the SEC completed its review process and the Company requests the qualification of the Offering Statement. As part of the review process, the SEC may ask the company to provide different or additional information in the Offering Statement. The SEC review process typically takes several months to complete. There can be no assurance as to if or when the Company will file the Offering Statement or complete the review process; nor can there by any guarantee that the SEC will qualify the Offering Statement. There is no guarantee that the Company will file an Offering Statement for a Regulation A Offering or that, if filed, the Offering Statement will be qualified by the SEC. No money or other consideration is being solicited or accepted in connection with the Regulation A Offering as of the date of this Memorandum. HyperSciences is making investments and attempting to secure Joint Ventures in mineral and mining properties and ventures. As per our audited financials statements for 2019, currently the Company has an investment in an Asian county. The intent is to utilize HyperCore technologies to improve the value of these properties. There are risks associated with full or partial investment and ownership in mineral properties. These properties may be subject to option agreements, government regulations for permits for exploration and productions, environmental impact and economic assessments that may prove to onerous or difficult. The properties may be located in US , Canada or 3rd world countries with unstable or unpredictable governments that may make it difficult to maintain control of the properties. In the event the Company does not own a majority of the mineral assets, it must rely on the financial and technical capabilities of its partners to make the mineral or mining venture a success.

There are other unidentified risks.

The risks set forth above are note a complete list of the potential risks facing us. We realize that there may exist significant risks yet to be recognized or encountered to which we may not be able to effectively respond. There can be no assurance that we will be successful in addressing these risks or future potential risks, and any failure to

do so could have a material adverse effect on our business, financial condition, and results of operations.

Special Note Regarding Forward-Looking Statements

This memorandum may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity," and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this memorandum. You should read this memorandum completely and with the understanding that our actual future results may be significantly different from our expectations. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
EnergeticX.net LLC (The LLC is managed by Mark Russell, Mark Russell and Victoria Russell, married, own 70%, Charles Russel owns 20%, and Robert and Mary K Russell, married, own 10%)	3,708,092	Common Stock	40.9

The Company's Securities

The Company has authorized Common Stock, and Series A Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 278,645 of Series A Preferred Stock.

Common Stock

The amount of security authorized is 15,000,000 with a total of 6,524,467 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors, but excluding matters that relate solely to the terms of a series of Preferred Stock.

Material Rights

Shares Outstanding

The oustanding 6,524,467 shares of Common Stock listed includes the following:

1. The Company has granted outstanding warrants to purchase 37,086 shares of Common Stock.

2. The Company has committed to issue 4,654 shares of Common Stock pursuant to contractual antidilution obligations.

3. The Company has granted outstanding stock options for 566,660 shares of Common Stock pursuant to the 2015 Equity Incentive Plan.

4. The Company has granted an additional 419,518 shares of Common Stock that are reserved for issuance pursuant to the 2015 Equity Incentive Plan.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds, paid to the holders of Common Stock based on the number of shares held. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the Company's debts and other liabilities and the satisfaction of the liquidation preferences granted to the holders of all shares of then outstanding Preferred Stock.

Rights and Preferences

Holders of the Company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the Company's Common Stock.

Series A Preferred Stock

The amount of security authorized is 4,050,000 with a total of 3,569,028 outstanding.

Voting Rights

One vote per whole share of Common Stock issuable upon conversion of the Series A Preferred Stock, as determined in accordance with Article V of the Amended and Restated Certificate of Incorporation. Please see the section labeled "Voting Rights of Securities Sold in this Offering" below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the

Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Other Material Rights

Please refer to Exhibit F of this Offering Memorandum to review related Corporate Documents for this offering. These include the Company's Investors' Rights Agreement, Right of First Refusal & Co-Sale Agreement, and Voting Rights Agreement all dated May 23rd, 2019 and referred to collectively as the "Preferred Stock" Agreements.

The Company has the authority to issue: 4,050,000 shares of Series A Preferred Stock, an amount sufficient for the current Offering.

The Series A Preferred Stock sold in this offering will be entitled to receive dividends in preference and priority to any declaration or payment of any distribution on Common Stock, subject to a dividend rate detailed below.

Dividend Rights

Holders of Series A Preferred Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. Dividends may only be declared by the Board of Directors and, when, as, and if, declared by the Board, such declaration must be approved by the affirmative written consent of holders of a majority of outstanding Series A Preferred Stock. Any and all dividends set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock then outstanding on a pari passu basis in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted to Common Stock pursuant to the Company's Amended and Restated Certificate of Incorporation. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required by the holders of a majority of outstanding Series A Preferred Stock) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount received by such other class or series of capital stock of the Corporation.

Liquidation Rights

In the event of the Company's liquidation, dissolution, or winding up, holders of its Series A Preferred Stock are entitled to liquidation preference superior to holders of the Common Stock in accordance with the Company's Amended and Restated

Certificate of Incorporation. In the event of any liquidation event, either voluntary or involuntary, the holders of the Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders of the Common Stock by reason of their ownership of such stock, an amount per share for each share of Series A Preferred Stock held by them equal to the greater of (i) the liquidation preference specified for such share of Series A Preferred Stock plus all declared but unpaid dividends (if any) on such share of Series A Preferred Stock or (ii) the amount each share of Series A Preferred Stock would be entitled to receive if all shares of Series A Preferred Stock were converted into shares of Common Stock immediately prior to such event. If upon a Liquidation Event, the assets of the Company legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified then the entire assets of the Company legally available for distribution shall be distributed with equal priority and pro-rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to Article V, Section 1 of the Company's Amended and Restated Certificate of Incorporation.

The Series A Preferred Stockholders are entitled to a liquidation preference over common stockholders at the Series A Preferred Original Issue Price of $3.84 per share.

Rights and Preferences

The Series A Preferred Stock is convertible into the Common Stock of the Company as provided by Article V of the Amended and Restated Certificate of Incorporation. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of HyperSciences or any transfer agent for the Series A Preferred Stock into that number of fully-paid, non-assessable shares of Common Stock determined by Series A Conversion Price $3.84 per share. The Series A Conversion Price will be adjusted from time to time as described below under "Anti-Dilution Rights."

In certain instances, the Series A Preferred Stock will be subject to an automatic conversion event in accordance with the terms of Article V, Section 3 of the Company's Amended and Restated Certificate of Incorporation. These include a (i) the closing of the sale of shares of Common Stock to the public in conjunction with the listing of shares of Common Stock on a securities exchange or pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the "Securities Act") in either case resulting in at least $2,500,000 in proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), or (ii) upon the receipt by the Company of a written request for such conversion. The Amended and Restated Certificate of Incorporation (the form of which is filed as an Exhibit to the Offering Statement of which this Offering Circular forms a part) provides that a majority of the holders of Preferred Stock voting as a single class and on an as-converted basis may make such request.

Right of First Refusal and Right of Co-Sale

Until an initial public offering, the Company has the right of first refusal to purchase all or some of the shares from all holders of Preferred Stock and most holders of Common Stock, in the event such holders propose to transfer their shares, other than to certain excluded transferees. Such holders of Preferred Stock or Common Stock must offer the shares at the same price and on the same terms and conditions as those offered to the prospective transferee. If the Company does not wish to purchase all or some of the shares, a second refusal right is granted to all other investors to purchase their pro rata share of the offered securities. Further, all investors shall have the right to participate pro rata in a proposed stock sale or transfer to most third parties.

Preemptive Rights

Under the Investor Rights Agreement, Major Investors (any investor that individually, or together with the investors affiliates, holds at least 13,021 shares) will have additional information rights and the ability to invest in future financings on a pro rata basis. Holders of our Preferred Stock have a right of first refusal to purchase shares in new securities the Company may propose to sell after the date of that agreement. The additional information rights and right of first refusal and co-sale will end if the Company makes an initial public offering.

Restrictions on Transfer

In addition to the limitations on transfer described above, holders of Preferred Stock and certain holders of Common Stock are subject to certain transfer requirements and will need to provide the Company notice prior to certain transfers of their stock. If reasonably requested by the Company, the Company may require a written legal opinion, a "no action" letter from the SEC or other evidence regarding the permissibility of the proposed transaction without registration under the Securities Act. In addition, holders of Preferred Stock and certain holders of Common Stock, will not be able to transfer shares to specified transferees, including customers, distributors and suppliers of the Company. These holders of Preferred Stock and Common Stock are also subject to a "Market Stand-off" agreement, which in the event the Company has an IPO, will limit that holder's ability to sell or transfer their shares for up to 215 days following the effective date of the registration statement.

As long as the agreements are still in force, transferees of holders of Preferred Stock and transferees of certain holders of Common Stock will be required to become a party to the same agreements as the holder from whom they receive their shares.

Anti-Dilution Rights

Holders of Series A Preferred Stock have the benefit of antidilution protective provisions that will be applied to adjust the number of shares of Common Stock issuable upon conversion of the shares of the Series A Preferred Stock in the event of a stock split, stock dividend, other distribution of property to holders of Common Stock, or certain issuances of Stock with a price per share less than $3.84.

Dispute Resolution

Holders of Series A Preferred Stock agree to resolve disputes arising under the Series A Preferred Subscription Agreement, the Investors' Rights Agreement, the Right of First Refusal and Co-Sale Agreement, and the Voting Agreement in U.S. District Court located in Spokane, Washington. The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled. All of the parties to the aforementioned agreements consent to personal jurisdiction for any action sought in the U.S. District Court located in Spokane, Washington.

In addition, unless the Company consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action, (ii) any action asserting a claim of breach of fiduciary duty, (iii) any action asserting a claim against the Company, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Company's Certificate of Incorporation or Bylaws or (iv) any action asserting a claim against the Company, its directors, officers or employees governed by the internal affairs doctrine.

What it means to be a minority holder

As a minority holder of Series A Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Dilution

Your investment in the Company could be diluted by future issuances of shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger Company and your voting power may decrease. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or an angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could also experience value dilution, with each share being worth less than before. This typically occurs when a Company sells shares in a "down round," meaning at a lower valuation than in an earlier offering. There may also be earnings dilution, with a reduction in the amount

earned per share (though this typically occurs only if the Company offers dividends and the Company has not issued any dividends to date).

The Series A Preferred Stock includes broad-based weighted-average antidilution protection, which is a mechanism to adjust the number of shares of Common Stock you are entitled to receive upon conversion of each share of Series A Preferred Stock to partially counteract the dilutive effects of future issuances. These antidilution protections are subject to exceptions and the full details of the Series A Preferred Stock antidilution protections are set forth in the Restated Certificate of Incorporation.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $924,734.26
  Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital.
  Conversion: Subsequently converted into 682,727 shares of Common Stock. An additional 14,825 shares of Series A Preferred Stock were later issued upon conversion of one note in February 2020 (the 622,507 number below includes the 14,825 shares issued upon conversion of this note). None of the notes described in this paragraph are outstanding. Dates: August 7, 2017 - February 28, 2018
  Date: February 28, 2018
  Offering exemption relied upon: 506(b)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $9,209,233.99
  Number of Securities Sold: 2,398,238
  Use of proceeds: Manufacturing, testing, technology development, overhead,

application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital. Dates: September 18, 2018 - May 08, 2019
Date: May 08, 2019
Offering exemption relied upon: Regulation A+

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $2,105,230.08
  Number of Securities Sold: 548,237
  Use of proceeds: Manufacturing, testing, technology development, overhead, application development, demo equipment production, marketing, grant applications/partnership programs, debt repayment, working capital. Offering 5/23/2019 to current.
  Date: May 23, 2019
  Offering exemption relied upon: 506(c)

- **Name:** Series A Preferred Stock
  Type of security sold: Equity
  Final amount sold: $1,792,819.16
  Number of Securities Sold: 622,507
  Use of proceeds: The Company converted $1,140,358.65 of principal and $654,445.47 of interest at a discounted price of $2.88 per share. The remaining balance of outstanding promissory notes as of November 1, 2020 is $1,112,489.
  Date: February 29,2020 - May 31, 2020
  Date: May 31, 2020
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2019 compared to year ended December 31, 2018

Revenue

During the annual period ended December 31, 2019, the Company had $501,430 in revenues, compared to $82,860 in revenues for the year ending December 31, 2018. The 2018 revenues related to the first two payments received by the Company under Phase I of the NASA SBIR Contract. There was $120,000 and $0 of accounts receivable as of December 31, 2019, and December 31, 2018, respectively.

Gross Margins

The Company had net losses of $5,680,777 and $2,166,043 during the years ended December 31, 2019, and December 31, 2018, respectively.

Expenses

The additional losses from operations in the year ended December 31, 2019, were largely attributed to research and development, continuing patent prosecution, personnel expenses, marketing expenses, and professional fees related to continued product development and fundraising efforts of the Company. Total expense related to research and development was $3,188,359 and $762,844 for the years ended December 31, 2019 and 2018, respectively. Additionally, there was interest expense from outstanding convertible notes of $205,694 and $211,847 for the two years ended December 31, 2019, and December 31, 2018, respectively.

Historical results and cash flows:

The Company expects to continue to experience net operating losses during its development phase. Historically, the Company has relied upon investor funds to maintain its operations and develop the Company's business. The Company anticipates raising additional capital, including additional equity financing, within the next twelve months for working capital and to execute its business plan, although the Company can provide no assurance that additional financing will be available on terms acceptable to the Company.

Subsequent to the fiscal year ended December 31, 2019, disruptions from the COVID-19 pandemic caused the Company to transition to primarily remote operations for the three (3) months immediately preceding the date of this Annual Report. Due primarily to the COVID-19 pandemic and the related governmental orders, HyperSciences has reduced its number of contractors and is maintaining a very efficient level of personnel expenses. Current operations are conducted by hourly and salary employees, with limited use of contractors for tasks requiring specialized expertise. HyperSciences plans to increase its number of employees if and when development milestones and adequate revenues or financings are achieved. HyperSciences applied for and received $156,431 in Paycheck Protection Program funding.

The Company anticipates one or more additional closings for the 506(c) Offering in the short term, with the primary use of funds going toward ongoing operations and

repayment of outstanding debt. The Company entered into that certain Amendment to Note Purchase Agreement and Convertible Notes with certain holders of outstanding convertible notes dated February 14, 2020, in which ten[10] of the thirteen[13] noteholders agreed to full or partial Note Conversion, which retired over 60% of outstanding principal and accrued interest associated with convertible notes that were outstanding as of December 31, 2019, and noteholders agreed to not declare remaining convertible notes in default until at least June 14, 2020. If, after that date, the noteholders declare the remaining notes in default and immediately payable and the Company fails to pay the amount due within five days of such notice, the interest rate of the applicable notes will increase from the current 8% to a 12% default rate. As of June 12, 2020, the principal and accrued interest amounts outstanding on the remaining convertible notes is approximately $1,024,017.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of June 10, 2020, the Company has issued or committed to issue 3,450,909 shares of Series A Preferred Stock, 2,398,284 shares (approximately $9,209,234 worth) of which were sold during the Regulation A offering that concluded in May of 2019 (the "Reg. A Offering"), 430,118 shares (approximately $1,651,653 worth) of which were sold to accredited investors during the ongoing private placement offering pursuant to Regulation D (the "506(c) Offering"), and 622,507 shares of which were issued to accredited investors in exchange for conversion of approximately $1,792,805 of principal and accrued interest of certain outstanding convertible notes (the "Note Conversion").

The Company anticipates one or more additional closings for the 506(c) Offering in the short term, with the primary use of funds going toward ongoing operations and repayment of outstanding debt. The Company entered into that certain Amendment to Note Purchase Agreement and Convertible Notes with certain holders of outstanding convertible notes dated February 14, 2020, in which ten (10) of the thirteen (13) noteholders agreed to full or partial Note Conversion, which retired over 60% of outstanding principal and accrued interest associated with convertible notes that were outstanding as of December 31, 2019, and noteholders agreed to not declare remaining convertible notes in default until at least June 14, 2020. If, after that date, the noteholders declare the remaining notes in default and immediately payable and the Company fails to pay the amount due within five days of such notice, the interest rate of the applicable notes will increase from the current 8% to a 12% default rate. As of June 12, 2020, the principal and accrued interest amounts outstanding on the remaining convertible notes is approximately $1,024,017.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

If the Company is unable to obtain additional financing to meet its working capital requirements, it may have to curtail its business.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company anticipates one or more additional closings in the short term, with the primary use of funds going toward ongoing operations and repayment of outstanding debt.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current monthly burn rate is approximately $245,000, we estimate that the minimum raise of $10,000 would cover less than one week of payroll expenses.

How long will you be able to operate the company if you raise your maximum funding goal?

If we raise the maximum funding goal, we estimate this will cover approximately 5 months of operations.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company is conducting a concurrent Regulation D offering in which 430,118 shares (approximately $1,651,653 worth) of Series A Preferred Stock have been sold to accredited investors. This offering is at the same terms as this Regulation Crowdfunding offering and is ongoing. We also anticipate a future Reg A. offering. Additionally, we expect to reach milestones that will generate billable revenues.

Indebtedness

- **Creditor:** Outstanding Notes
  Amount Owed: $1,112,489.00
  Interest Rate: 8.0%
  Maturity Date: January 31, 2017
  Amount Owed: $1,112,489.00 (as of November 1, 2020) Upon maturity, the notes ceased to be convertible into equity. The remaining $1,112,489 balance of these notes, including the principal and accrued interest, remain outstanding.

- **Creditor:** Robert and Mary K Russell
  Amount Owed: $75,750.00
  Interest Rate: 1.0%
  Maturity Date: November 30, 2020
  Short-term loan with a 1% interest rate and a maturity date of 11/30/2020.

Related Party Transactions

- **Name of Entity:** EnergeticX.net, L.L.C.
  Names of 20% owners: Mark and Victoria Russell, and Charles Russell
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: EnergeticX.net, L.L.C. ("EGX") is the parent company and largest shareholder of HyperSciences.
  Material Terms: EGX funded a significant portion of HyperSciences' expenditures from 2014 through mid-2015 without a formal agreement in place. On June 1, 2015, a master services agreement and master testing agreement were executed between HyperSciences and EGX. Under these agreements some of HyperSciences' testing is done through EGX for a fee of $10,000 per month, retroactively beginning in October 2014.

- **Name of Entity:** Mine Lab LLC
  Names of 20% owners: Charles Russell
  Relationship to Company: Charles Russell is a Director and stockholder of the Company
  Nature / amount of interest in the transaction: The Company has contracted services through Mine Lab LLC that have included, among other things, providing facilities and technology relating to firing projectiles at velocities high enough to break rock.
  Material Terms: This company is owned by Charles Russell, who is a 20% owner of EnergeticX.net, LLC and a Director of HyperSciences.

- **Name of Entity:** Match Hit Pvt. Ltd
  Names of 20% owners: Charles Russell
  Relationship to Company: Charles Russell is a Director and 20% Owner of EnergeticX.net, L.L.C.
  Nature / amount of interest in the transaction: The Company entered into a non-binding term sheet with Match Hit Pvt. Ltd., a company partially owned by Charles Russell, on December 11, 2019.
  Material Terms: The term sheet has since expired, but the Company is currently negotiating partial ownership of a U.S. holding company that owns a portion of Match Hit Pvt. Ltd. in exchange for the Company's contribution. No transaction has been finalized, but once executed, the transaction documents will be filed in a 1-U current report with the SEC pursuant to the Company's ongoing reporting requirements under Regulation A.

- **Name of Entity:** Mark Russell
  Relationship to Company: Officer and Director of the Company, and, together with his wife Victoria, is majority owner of EnergeticX.net, L.L.C.
  Nature / amount of interest in the transaction: On February 9, 2018, the Company agreed with Mark Russell, the Company's CEO, to convert $74,250 of the payroll balance due him into a convertible note.
  Material Terms: This note was then converted into 52,131 shares of the Company's common stock on February 28, 2018, at an average conversion price of approximately $1.42 per share.

- **Name of Entity:** Robert and Mary K Russell
  Relationship to Company: Parents of Mark and Charles Russell and minority owners of EnergeticX.net, L.L.C.
  Nature / amount of interest in the transaction: Short-term loan
  Material Terms: Short-term loan of $75,750 with an interest rate of 1% and maturity date of November 30, 2020.

Valuation

Pre-Money Valuation: $38,759,020.80

Valuation Details:

This Reg. CF offering is the culmination of the Company's larger Series A Preferred Stock Offering.

In setting the valuation for this Reg. CF offering, the Company considered factors it deems relevant, including, but not limited to, the Company's robust and growing patent portfolio, the Company's exclusive license rights, the business developments at the Company over the past several years, the past 409A valuation for option pricing, current financial conditions, the business outlook of the Company, the status of product development efforts, business risks and opportunities relevant to the Company, the ongoing COVID-19 pandemic and related government-imposed restrictions, comparisons with other similarly situated companies (both public and private), the liquidation and anti-dilution preferences of the Series A Preferred Stock, and the speed at which the Company desires to close the upcoming Reg. CF offering. The Company reviewed public companies that are similarly situated and considered the fact that sophisticated accredited investors have purchased Series A Stock from the Company at $3.84/share as recently as August, 2020.

The $3.84/share price for Series A Preferred Stock was a value that was negotiated with SeedInvest leading up to our initial Reg. A offering. Although the Company has progressed as outlined in its annual and semi-annual reports as filed with the SEC since it originally started selling Series A Preferred stock, the Board has determined to continue at the $3.84/share price for this upcoming Reg. CF bridge offering in order to facilitate a quick final offering of our Series A Preferred stock in preparation for

hitting some significant Company milestones and moving toward a larger offering.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The Company set its valuation internally, without a formal third-party independent valuation.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.36 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Company Employment*
  96.5%
  This will cover approximately one week of payroll expenses

If we raise the over allotment amount of $1,069,996.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  4.0%
  Promoting HyperSciences and its products and services.

- *Research & Development*
  18.0%
  Research and development is work directed toward the innovation, introduction, and improvement of products and processes.

- *Company Employment*
  32.0%
  Personnel costs needed to run the company including payroll taxes and benefits.

- *Operations*
  15.0%
  Business operations are the daily costs to run the company outside of personnel

expenses.

- *Working Capital*
14.0%
These funds will be set aside as reserve in a cash account.

- *Professional Fees*
13.5%
Legal and other accounting fees

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.hypersciences.com (www.hypersciences.com/annualreport).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/hypersciences

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR HyperSciences, Inc

[See attached]

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]





start engine

This offering is not live or open to the public at this moment.

HyperSciences

Harnessing the power of extreme velocity

HYPER
SCIENCES

Website | Spokane, WA | TECHNOLOGY

Using our proprietary hypersonic accelerator — one of the world's fastest engines — HyperSciences is working to revolutionize several industries, including Clean Energy Drilling, Tunneling, Mining, and Aerospace.

$0.00 raised

0 Investors	**$38.8M** Valuation
$3.84 Price per Share	**$491.52** Min. Investment
Preferred Shares Offered	**Equity** Offering Type
$1.07M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- HyperSciences has successfully delivered on contracts awarded by Shell, NASA and other top industry leaders. Currently we're working confidentially under contract with two major Mining and Energy corporations. Another area of focus is aerospace testing, as it is crucial research the U.S. government is seeking. As one of the few hypersonic companies in the U.S., HyperSciences is well positioned to win these types of government contracts.
- With 39 patents at various stages (15 issued or allowed), HyperSciences' technologies enable companies to drill holes and robotically tunnel up to 5X faster — and at a lower cost than — traditional drilling and tunneling methods.
- In 2019, HyperSciences conducted a very successful crowdfunding campaign,







raising over $10M+ from more than 4,000 investors.

**All product images included on this page are of HyperSciences prototypes that are currently in the development stage and not yet available on the market. Some products are in research and development phases and some products are in the testing phases.*

OVERVIEW

HYPER SCIENCES

We're Working With Companies Including:

Confidential Major Mining Corp

NASA

Confidential Major Energy Corp

We have accomplished or have ongoing demo contracts with three different industries: drilling, tunneling, and aerospace. HyperSciences works with Shell, NASA, and two additional Majors, an International Mining Resources Company and another Major Energy corporation (both under confidential contracts). Beyond just supplying major corporations, we plan to use our technology to mine faster and generate revenue with our own hard rock mines. Our new mining assets include ownership in an Asia High-Purity Quartz and Rare Earth mineral

deposit. The clean energy and electric car industries desperately need these high valued minerals in quantity. We've also submitted government aerospace proposals to perform rapid hypersonic testing for NASA, Air Force, AFWerx, Army Future Command, and NSF.

HyperSciences is a proud winner of the **U.S. Department of Energy** Geothermal Manufacturing Prize, one of the 15 companies selected out of 300 applicants!

Geothermal HyperDrill Bit Plaque

Become a **Platinum Tier Investor** for $50,000 and receive this limited edition HyperDrill Bit Plaque



WHAT WE DO

HyperCore technology disrupts several major industries, producing faster, more effective results

Co-funded in partnership with major energy and resources companies, HyperSciences develops and builds some of the world's most innovative hypersonic technologies.

Our HyperCore technology is the foundation for each of our platforms. We use low-cost chemical energy to accelerate projectiles to high velocities. In robotic drilling, tunneling and mining, this meteor-like impact can break and pulverize hard rock quicker than conventional equipment. In aerospace government applications, our goal is to repeatedly launch test hypersonic payloads to extreme velocity and altitudes, reaching nearly 10 times the altitude of commercial jets in seconds.

 **Geothermal Drilling** | penetrate nearly any ground condition



Mining/Tunneling | improve performance and safety



Aerospace | rapidly test, iterate and optimize

We use robotic/remote drilling methods to drastically improve the ROP (rate of penetration) and achievable depth, which enables additional discoveries through increased exploration. Our robotic mining and tunneling solution improves performance, eliminates dangerous explosives, and reduces high capital and operating costs over traditional rotary tunneling boring machines and drill and blast methods. Our hypersonic solutions make access to new mining assets economically feasible, enabling faster exploration and production for resources such as High Purity Quartz and heavy Rare Earth elements, Gold, Platinum, Copper, and hard rock Lithium deposits.




Our repetitive aerospace solution delivers payloads from the ground to the edge of space at velocities greater than Mach 5 (approx 4000 mph). With government strategic spending in hypersonics growing to billions per year, we offer rapid prototype evolution testing, 3D printing and fly hourly.

Harnessing the power of extreme velocity!



Hypersonic Velocity of **1750 m/s** Reached



Old technology is slow and expensive

What do geothermal drilling, mining, tunneling, and hypersonic testing all have in common? Today's hypersonic testing is expensive and unreliable because it relies on conventional rockets that have a low flight rate, are expensive, and regularly blow up. Solar and wind systems are intermittent and expensive. Geothermal can be the future for clean 24/7 baseload power, but today's geothermal drilling is incredibly slow and too expensive to put it everywhere. Similarly, in tunneling, the world needs fast transportation tunnels (like Elon Musk and The Boring Company). The world also needs access to energy minerals such

as platinum, copper, quartz, lithium, and Rare Earth Elements in mining. They're each dependent upon antiquated rotating equipment or old explosive technology, which makes their processes slow, dangerous, and expensive. We solve this.

Geothermal Drilling | costly
tedious

Renewable Energy | costly
intermittent

 

Hypersonic Testing | costly
low flight rate



Mining For Minerals | slow
dangerous/difficult





Our hypersonic accelerators provide faster, more efficient access to the resources we need

HyperSciences has built reliable, safe, and cost-effective hypersonic accelerators to demonstrate drilling, tunneling, and flight applications. Our accelerators operate at velocities greater than Mach 5 (nearly 4000 mph). They can robotically fire smaller projectiles into the ground that directly break and pulverize the rock with meteor-like energy allowing us to access energy resources and create transportation tunnels by removing earth quicker. Our full-scale accelerators can repeatedly launch larger aerospace capsules to the edge of space without using costly and volatile rockets.





`0:00`

Our total addressable market is tens of billions of dollars

By building a platform technology company, HyperSciences is a leg-up when it comes to market cap, allowing us to pursue the tens of billions of dollars represented by the drilling, tunneling, and mining markets. Learnings in each business vertical help accelerate our overall platform technology.



$10B

drilling tools
market size



$158.4B

tunneling and
mining market size

The combined drilling and bits, Robotic and coiled tube drilling markets are predicted to surpass $10B by 2023. Tunneling will also be taking off in the near future, building on their steady market cap by reaching $8.4B by 2025 on more than 6% growth, while the total mining market size for the US was almost $150B in 2019, and growing quickly.

U.S. Mining Equipment Market Size ($B)

U.S. Mining Equipment Market Size ($B)



20.5
21
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
'27
Surface Mining Equipment
Underground Mining Equipment
Drills & Breakers
Crushing, Pulverizing, Screening Equipment
Other

Source: www.grandviewresearch.com

Global Tunnel Boring Machine Market



2017
2025
Slurry TBM
Earth Pressure Balance Shield TBM
Shielded TBM
Multi-Mode TBM
Other Machines

Source: www.alliedmarketresearch.com

OUR TRACTION

Validated by NASA, Shell, and major mining and energy corporations

mining and energy corporations

HyperSciences is in a research, development, and testing phase but now has 39 patents at various stages (national and international), with 15 utility patents issued or allowed. The key to our success thus far has been through building customer confidence through smaller demonstration contracts. In 2019, we completed Phase 1 of our Aerospace testing with NASA, and we began our 3rd quarter field trials drilling with Shell & major mining corporations. In 2020, we're completing HyperDrill field trials and beginning our 4th quarter tunneling and mining trials. We also began pursuing additional NASA and other government contract opportunities slated to be awarded to winners within the next few months.

Two of our company's major technical milestones include achieving a reliable hypersonic velocity of 1750 m/s (Mach 5+) from our Hypercore accelerators and building and testing our pre-commercial autoloading tools for repetitive operation.



Field Trials
under contract

Q4 2019- Q3 2020   Q1 2019



0:00

We have accomplished or have ongoing demo contracts with 3 different industries: drilling, tunneling, and aerospace. HyperSciences works with Shell, NASA, and two additional Majors, an International Mining Resources Company and another Major Energy corporation (both under confidential contracts). We've also submitted government aerospace proposals to perform rapid hypersonic testing for NASA, Air Force, AFWerx, Army Future Command, and NSF.



0:00

THE BUSINESS MODEL

Projected millions generated from Aerospace R&D and leasing our equipment as a service and consumables sales

HyperSciences' business model generates revenue from being an "Equipment as a Service." To enable the adoption rate of our new technology, we lease our equipment and charge per projectile. Typical drilling or mining systems generate over $300k per year, which is only a fraction of the cost of anything else on the market, selling millions of projectiles in the process.

> " We separate the payload and the engine. Our engine stays on the ground (underground) and the payload flies alone. This allows for:



increased safety   **decreased costs**   **decreased failure rates**

Obtaining new government contracts related to hypersonic research will enable us to generate additional revenue.

- Complete Drilling and Tunneling Field Trials in 2020
- Secure new Paid Pilots Projects
  - Exploration drilling and mining/tunneling
  - NPV gain share and recurring projectile revenue
- Finish exploration drilling and sell/JV the Quartz/Rare Earth project
  - Complete the exploration-resource Report 43-101
  - Sell mine or JV operation with major corporations
- Obtain new government contracts related to hypersonic research





We expect to generate revenue annually by operating, Joint Venturing, or outright selling our developing hard rock mines. For example, on the Asia High Purity Quartz and Rare Earth mine deposit, we first drilled to explore the project's opportunity. Next, we will determine if we should solely produce this project, partner with a larger entity, or sell the Mine directly to an end-user in the solar panel business or electric car minerals industry.

HOW WE ARE DIFFERENT

Faster, more efficient, and more cost-effective than traditional technology

Our technology is unlike anything else on the market. We have tested our ability to drill holes >5X faster and at a lower cost than other conventional drilling applications.

HyperDrill™ is compatible with existing drilling systems and can drill through nearly any ground condition, with impacts 10-100X the strength of the rock face. We are also developing the technology to 3D map subsurfaces utilizing our continuous micro-impacts, allowing us to locate energy deposits with ease using our sonar-like process.



0:00





Our agile robotic systems are engineered to be >5X faster than traditional systems and can be reused, unlike more massive conventional Tunnel Boring Machines (TBMs). This reduces capital and operating costs over traditional equipment, and has the potential of saving millions of dollars per job.



5x   ↓   **10-100x**

faster drilling   **lower costs**   **rock strength**

 

Energy anywhere geothermal

Our Geothermal solution leverages the performance benefits of HyperDrill, and has the ability to reach deep geothermal energy deposits. Our next step is to get our low-cost HyperDrill to a mature stage, at which point our system will scale to provide power to industry and society anywhere.



We are currently completing drilling and tunneling field trials, and our next step is to secure new paid pilot projects. These will include exploration drilling and mining/tunneling. In 2021, we will execute Aerospace R&D using our HyperDrone™ and will also begin Hi-Tech Mineral Mining. Deep Drilling Energy Anywhere will begin in 2022-2023, enabling energy anywhere geothermal.





OUR LEADERSHIP

Experienced leadership with a proven track record

Our engineering and advisor team is composed of experts in aerospace, hypersonics, geology, oil & gas, robotic automation and machine learning. The team is led by Mark Russell, the founder and CEO of HyperSciences. With a Master's degree in Aero/Astro Engineering from Stanford, Mark is a former lead engineer and manager for Jeff Bezos's Blue Origin and has a long history of working on world-class mining projects.





A few of our incredible advisors and board members include Malcolm Ross and Mike McSherry. Malcolm Ross has worked in geosciences his entire career with the last 13 years as a Shell employee. He was involved in the new technology innovation arm at Shell first as a GameChanger, where Shell looked for emerging disruptive technologies, and ultimately Shell funded HyperSciences HyperDrill over four contract periods. Board member Mike McSherry is a serial entrepreneur and the current CEO and founder of the healthcare tech company, Xealth. He is also the former CEO of SWYPE (mobile app), and the co-founder of Boost Mobile.



WHY INVEST

Changing the aerospace, drilling, and mining industries for the better!

Our hypersonic platform technology is unlike anything else on the market. Led by the expertise of industry pioneers, we created a product able to drill holes >5X faster and at a lower cost than other conventional drilling applications, while our agile robotic systems are engineered to be >5X faster than traditional systems and can be reused, unlike TBM.





0:00

We have already completed contracts with some of the biggest companies in the mining, drilling and aerospace industries, such as Shell, NASA, and a Major Mining and Major Energy Corporation. We have aerospace proposals underway to perform rapid hypersonic testing with NASA, Air Force, AFWerx, Army Future Command, and NSF. We are just getting started with a revolutionary product that has the potential to change the processes of these industries and generate millions, even billions in revenue. We hope you will join us on our journey.



0:00

All product images included on this page are of HyperSciences prototypes which are currently in the development stage and not yet available on the market. Some products are in research and development phases and some products are in the testing phases.

Meet Our Team



Mark Russell, PE

Chief Executive Officer, Chief Engineer and Director

Mark has a Masters from Stanford in Aero/Astro, is the former lead engineer for Blue Origin first VTOL vehicle and was Lead of Crew Capsule development at Blue Origin. Along with 2 decades of spaceflight development, Mark has a long history of family underground mining development and operations for some of the world's largest mining projects. Recently sponsored by Shell to develop the worlds fastest and deepest geothermal drilling technology High Energy Systems Development. Mark provides both the vision and technical expertise to lead the world's first companies focused on commercial industrial Hypervelocity mass drivers.









Michelle Carbon, JD, MAcc

CFO and General Counsel

Michelle graduated from Gonzaga University with a MAcc/JD and started her career in the mining industry. She has experience in business planning and development, start-up consulting, corporate law, risk mitigation, compliance, and legal services. Michelle has held positions as VP of Business Operations and In-House Counsel, Controller, Director of Cost Accounting, and owner of

Mike McSherry

Director

Mike McSherry is a serial entrepreneur and the current CEO and founder of the healthcare tech company, Xealth. He is also the former CEO of SWYPE (mobile app), and the co-founder of Boost Mobile.



Charles Russell

Director

Chuck was one of the first investors in the commercialization of the RAMAC technology and is also a HyperSciences Director. His past experience has involved exploration, development, permitting and sales of mineral projects in Asia. Chuck is responsible for managing HyperSciences remote testing facility and installation and controls of the RAMAC instrumentation.

Cost Accounting, and owner of Carbon Law Office, PLLC. She is currently licensed to practice law in the State of Washington.



Offering Summary

Company :	HyperSciences, Inc
Corporate Address :	2311 E Main Ave, Suite 200, Spokane, WA 99202
Offering Minimum :	$9,999.40
Offering Maximum :	$1,069,996.80
Minimum Investment Amount (per investor) :	$491.52

Terms

Offering Type :	Equity
Security Name :	Series A Preferred Stock
Minimum Number of Shares Offered :	2,604
Maximum Number of Shares Offered :	278,645
Price per Share :	$3.84
Pre-Money Valuation :	$38,759,020.80

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary COVID-19 regulatory relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days.

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal not direct a transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).

Launching without financial statements.

In reliance on this relief, this offering has been launched without the required financial information. The Company's 2018 and 2019 audited financials have been omitted in this initial filing in order to provide the Company's auditors additional time to review the entire Form C, including this

provide the Company's auditors additional time to review the entire Form C, including this Memorandum, in order to comply with the Company's contractual obligations to its auditors. The Company's 2018 and 2019 audited financials will be provided by an amendment to the offering materials. Each Subscriber should review the complete set of offering materials, including the Company's 2018 and 2019 audited financials, prior to making an investment decision. No investment commitments will be accepted until after the Company's financial information has been provided.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives and Bonuses*

$10,000 ("Nickel") - Replica projectile keychain

$25,000 ("Quartz") - Replica projectile keychain and HyperSciences t-shirt

$50,000 ("Platinum") – All of above, plus a 2020 scale Geothermal HyperDrill Bit and Plaque to commemorate this offering

All perks occur when the offering is completed.

Special Note Regarding Forward-Looking Statements

This memorandum may contain forward-looking statements, as that term is defined under the federal securities laws. Forward-looking statements include, among others, statements about our business plan, strategy and industry. These statements are often, but not always, made through the use of words or phrases such as "may," "will," "anticipate," "estimate," "plan," "project," "continuing," "ongoing," "expect," "believe," "intend," "predict," "potential," "opportunity," and similar words or phrases or the negatives of these words or phrases. These forward-looking statements are based on our current assumptions, expectations, and beliefs and are subject to substantial risks, estimates, assumptions, uncertainties, and changes in circumstances that may cause our actual results, performance, or achievements to differ materially from those expressed or implied in any forward-looking statement, including, among others, the profitability of the business. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actual results to differ materially from those contained in the forward-looking statements. Because the risks, estimates, assumptions and uncertainties referred to above could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements, you should not place undue reliance on any forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this memorandum. You should read this memorandum completely and with the understanding that our actual future results may be significantly different from our expectations. Any forward-looking statement speaks only as of the date hereof, and, except as required by law, we assume no obligation and do not intend to update any forward-looking statement to reflect events or circumstances occurring after the date hereof.

Irregular Use of Proceeds

We will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Hypersciences Start Engine Script

Intro

What goes Mach 5 and disrupts four industries?

This projectile...part of HyperSciences' HyperCore technology.

Our proprietary launch system uses artificial intelligence, advanced laser guidance, and robotics to aim and fire projectiles at extreme velocities.

Opportunity #1 – Geothermal Drilling

Hypersciences has the ability to drill deep into the earth to cost effectively reach geothermal energy deposits, something that previously wasn't feasible.

By converting heat into electricity, HyperSciences can produce clean energy anywhere. Unlike other fossil fuel alternatives, our solution isn't affected by lack of sun or wind. Our quiet, convenience store-sized power plants may even make nuclear power obsolete.

Opportunity #2 – Robotic Mining & Tunneling

Compared to conventional drilling or tunneling methods, HyperSciences' tech removes earth 5 to 10 times faster. Shots repeat every few seconds and clear away a few feet in just minutes.

When utilized on tunneling projects, like Hyperloop, HyperSciences' innovations can compress timelines.

Conventional Boring Companies are clearing just 300 feet a week. Today, HyperSciences' equipment is designed to exceed a mile a week.

Opportunity #3 – Aerospace

HyperSciences is innovating above ground, too. With some modifications, our HyperCore technology can send payloads into the upper reaches of the atmosphere, without the volatility and expense of rockets. These advantages in safety and cost sets us apart when competing for NASA and Department of Defense contracts.

This projectile may be very simple, but its impact will be felt throughout entire industries. Be a part of this disruption by investing at startengine.com

End

*Disclaimer included throughout video: *The above images are of product prototypes. This product is currently under development.*

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

<u>Information Regarding Length of Time of Offering</u>

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

<u>Hitting The Target Goal Early & Oversubscriptions</u>

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

<u>Minimum and Maximum Investment Amounts</u>

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF
DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT
COPY OF THE RESTATED CERTIFICATE OF "HYPERSCIENCES, INC.",
FILED IN THIS OFFICE ON THE THIRTEENTH DAY OF APRIL, A.D. 2018,
AT 2:25 O`CLOCK P.M.

A FILED COPY OF THIS CERTIFICATE HAS BEEN FORWARDED TO THE
NEW CASTLE COUNTY RECORDER OF DEEDS.



Jeffrey W. Bullock, Secretary of State

5620761 8100
SR# 20182679194

You may verify this certificate online at corp.delaware.gov/authver.shtml

Authentication: 202511740
Date: 04-13-18

HYPERSCIENCES, INC.

RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

HYPERSCIENCES, INC., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (**"General Corporation Law"**), does hereby certify as follows.

1. The name of this corporation is Hypersciences, Inc. The corporation was formed as a Delaware corporation under the General Corporation Law on October 13, 2014.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on **Exhibit "A"** attached hereto and incorporated herein by this reference.

3. Exhibit "A" referred to above is attached hereto as Exhibit "A" and is incorporated herein by this reference. This Restated Certificate of Incorporation was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation effective as of 4/12/2018.

DocuSigned by:

By: Mark C. Russell
A73B26FFAE3C4D8...
Mark D. Russell, President

State of Delaware
Secretary of State
Division of Corporations
Delivered 02:25 PM 04/13/2018
FILED 02:25 PM 04/13/2018
SR 20182679194 - File Number 5620761

<u>Exhibit "A"</u>

AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF HYPERSCIENCES, INC.

ARTICLE I: NAME

That the name of the corporation is **HYPERSCIENCES, INC.** (the "*Company*").

ARTICLE II: REGISTERED OFFICE

The address of the registered office of the Company in the State of Delaware is 1209 Orange Street, Wilmington, New Castle County, Delaware 19801. The name of its registered agent at that address is The Corporation Trust Company.

ARTICLE III: DEFINITIONS

As used in this Amended and Restated Certificate of Incorporation (the "*Restated Certificate*"), the following terms have the meanings set forth below:

"*Original Issue Price*" shall mean $3.84 per share for the Series A Preferred Stock.

"*Requisite Holders*" shall mean the holders of a majority of the Series A Preferred Stock (voting as a single class on an as-converted basis).

ARTICLE IV: PURPOSE

The purpose of the Company is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may be hereafter be amended from time to time.

ARTICLE V: AUTHORIZED SHARES

The total number of shares of stock which the Company shall have authority to issue is Nineteen Million Fifty Thousand (19,050,000), consisting of (a) Fifteen Million (15,000,000) shares of Common Stock, par value $0.0001 per share (the "***Common Stock***"), and (b) Four Million Fifty Thousand (4,050,000) shares of Series A Preferred Stock, par value $0.0001 per share (the "***Preferred Stock***"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Restated Certificate, 4,050,000 shares of the Preferred Stock of the Company are hereby designated "*Series A Preferred Stock*". The following is a statement of the designations and rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Company.

A.   **COMMON STOCK**

      1.   <u>General.</u> The voting, dividend and liquidation rights of the holders of the Common Stock

are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2.   **Voting.** The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to any vote of the holders of one or more series of Preferred Stock that may be required by the terms of the Restated Certificate) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B.   PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article V refer to sections of this Part B.

1.   **Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.**

1.1   Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the greater of (a) the applicable Original Issue Price for such share of Preferred Stock, plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock pursuant to Section 3 immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full.

1.2   Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3   Deemed Liquidation Events.

1.3.1   Definition. Each of the following events shall be considered a *"Deemed Liquidation Event"* unless the Requisite Holders elect otherwise by written notice sent to the Corporation prior to the effective date of any such event:

PAGE 2

(a)   a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of options outstanding immediately prior to such merger or consolidation or upon conversion of Convertible Securities (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, deemed to be converted or exchanged in such merger or consolidation on the same terms as the actual outstanding shares of Common Stock are converted or exchanged; or

(b)   the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2   Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board of Directors of the Corporation (the *"Board"*).

1.3.3   Shares not Treated as Both Preferred Stock and Common Stock in any Distribution. Shares of Preferred Stock shall not be entitled to be converted into shares of Common Stock in order to participate in any distribution, or series of distributions, as shares of Common Stock, without first forgoing participation in the distribution, or series of distributions, as shares of Preferred Stock.

2.   **Voting.**

2.1   General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Restated Certificate, holders of Preferred Stock shall vote together with the holders of Common Stock as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation.

2.2   Preferred Stock Protective Provisions. At any time when at least 651,000 shares of Preferred Stock remain outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Restated Certificate) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting, or voting (as the case may be) separately as a single class:

(a)   alter or change the rights, powers or privileges of the Preferred Stock set forth in the Restated Certificate or Bylaws, as then in effect, in a way that adversely affects the Preferred Stock;

(b)   Amend the Certificate of Incorporation of the Corporation;

(c)   increase or decrease the authorized number of shares of Preferred Stock (or any series thereof);

(d)   increase or decrease the authorized number of shares in the Corporation's Equity Incentive Plan;

(e)   increase or decrease the authorized number of directors set forth in the Bylaws;

(f)   authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation of the Corporation, as then in effect, that are senior to or on a parity with any series of Preferred Stock;

(g)   purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) redemptions of or dividends or distributions on the Series A Preferred Stock as expressly authorized herein, (ii) dividends or other distributions payable on the Common Stock solely in the form of additional shares of Common Stock and (iii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof; and

(h)   liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing.

3.   Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the *"Conversion Rights"*):

3.1   Right to Convert.

3.1.1   Conversion Ratio. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series of Preferred Stock by the Conversion Price (as defined below) for such series of Preferred Stock in effect at the time of conversion. The *"Conversion Price"* for each series of Preferred Stock shall initially mean the applicable Original Issue Price for such series of Preferred Stock. Such initial Conversion Price, and the rate at which shares of Preferred Stock

may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

3.1.2 <u>Termination of Conversion Rights</u>. Subject to Section 3.2.1 in the case of a Contingency Event (as defined therein), in the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the first payment of any funds and assets distributable on such event to the holders of Preferred Stock.

3.1.3 <u>Fractional Shares</u>. No fractional shares of Common Stock shall be issued upon conversion of the Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

3.2 <u>Mechanics of Conversion.</u>

3.2.1 <u>Notice of Conversion</u>. In order for a holder of Preferred Stock to voluntarily convert shares of Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Preferred Stock (or, if such registered holder alleges that any such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent (a *"Contingency Event"*). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice (or, if later, the date on which all Contingency Events have occurred) shall be the time of conversion (the *"Conversion Time"*), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such time. The Corporation shall, as soon as practicable after the Conversion Time, (a) issue and deliver to such holder of Preferred Stock, or to such holder's nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (b) pay in cash such amount as provided in Section 3.2 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (c) pay all declared but unpaid dividends on the shares of Preferred Stock converted.

3.2.2 <u>Reservation of Shares</u>. The Corporation shall at all times while any share of Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall

not be sufficient to effect the conversion of all then-outstanding shares of the Preferred Stock, the Corporation shall use its best efforts to cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Restated Certificate. Before taking any action that would cause an adjustment reducing the Conversion Price of a series of Preferred Stock below the then par value of the shares of Common Stock issuable upon conversion of such series of Preferred Stock, the Corporation will take any corporate action that may, in the opinion of its counsel, be necessary so that the Corporation may validly and legally issue fully paid and nonassessable shares of Common Stock at such adjusted Conversion Price.

      3.2.3   Effect of Conversion. All shares of Preferred Stock that shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Section 3.1.3 and to receive payment of any dividends declared but unpaid thereon. Any shares of Preferred Stock so converted shall be retired and cancelled and may not be reissued.

      3.2.4   No Further Adjustment. Upon any conversion of shares of Preferred Stock, no adjustment to the Conversion Price of the applicable series of Preferred Stock shall be made with respect to the converted shares for any declared but unpaid dividends on such series of Preferred Stock or on the Common Stock delivered upon conversion.

      3.3   Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the date on which the first share of a series of Preferred Stock is issued by the Corporation (such date referred to herein as the *"Original Issue Date"* for such series of Preferred Stock) effect a subdivision of the outstanding Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Original Issue Date for a series of Preferred Stock combine the outstanding shares of Common Stock, the Conversion Price for such series of Preferred Stock in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this Section 3.4 shall become effective at the close of business on the date the subdivision or combination becomes effective.

      3.4   Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Conversion Price for such series of Preferred Stock in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying such Conversion Price then in effect by a fraction:

      (a)   the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on

such record date, and

(b)   the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (i) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, such Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter such Conversion Price shall be adjusted pursuant to this Section 3.5 as of the time of actual payment of such dividends or distributions; and (ii) no such adjustment shall be made if the holders of such series of Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock that they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.5   Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Original Issue Date for a series of Preferred Stock shall make or issue, or fix a record date for the determination of holders of Common Stock entitled to receive, a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock), then and in each such event the holders of such series of Preferred Stock shall receive, simultaneously with the distribution to the holders of Common Stock, a dividend or other distribution of such securities in an amount equal to the amount of such securities as they would have received if all outstanding shares of such series of Preferred Stock had been converted into Common Stock on the date of such event.

3.6   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date for a series of Preferred Stock the Common Stock issuable upon the conversion of such series of Preferred Stock is changed into the same or a different number of shares of any class or classes of stock of the Corporation, whether by recapitalization, reclassification, or otherwise (other than by a stock split or combination, dividend, distribution, merger or consolidation covered by Sections 3.3, 3.4, 3.5, 3.7 or by Section 1.3 regarding a Deemed Liquidation Event), then in any such event each holder of such series of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change.

3.7   Adjustment for Merger or Consolidation. Subject to the provisions of Section 1.3, if there shall occur any consolidation or merger involving the Corporation in which the Common Stock (but not a series of Preferred Stock) is converted into or exchanged for securities, cash, or other property (other than a transaction covered by Sections 3.3, 3.4, 3.5 or 3.6), then, following any such consolidation or merger, provision shall be made that each share of such series of Preferred Stock shall thereafter be convertible, in lieu of the Common Stock into which it was convertible prior to such event, into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of such series of Preferred Stock immediately prior to such consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 3 with respect to the rights and interests thereafter of the holders of such series of Preferred Stock, to the end that the provisions set forth in this Section 3 (including

provisions with respect to changes in and other adjustments of the Conversion Price of such series of Preferred Stock) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of such series of Preferred Stock.

3.8   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price of a series of Preferred Stock pursuant to this Section 3, the Corporation at its expense shall, as promptly as reasonably practicable, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of such series of Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which such series of Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of any series of Preferred Stock (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (a) the Conversion Price of such series of Preferred Stock then in effect and (b) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of such series of Preferred Stock.

3.9   Mandatory Conversion. Upon either (a) the closing of the sale of shares of Common Stock to the public in conjunction with the listing of shares of Common Stock on a securities exchange or pursuant to an effective registration statement under the Securities Act of 1933, as amended, in either case resulting in at least $2,500,000 in proceeds to the Company, net of underwriting discounts and commissions, and at a per share price of at least the Series A Original Issue Price (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock), or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders at the time of such vote or consent, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the *"Mandatory Conversion Time"*), (i) all outstanding shares of Preferred Stock shall automatically be converted into shares of Common Stock, at the applicable ratio described in Section 3.1.1 as the same may be adjusted from time to time in accordance with Section 3 and (ii) such shares may not be reissued by the Corporation.

3.10   Procedural Requirements. All holders of record of shares of Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Preferred Stock pursuant to Section 3.9. Unless otherwise provided in this Restated Certificate, such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Preferred Stock shall surrender such holder's certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and shall thereafter receive certificates for the number of shares of Common Stock to which such holder is entitled pursuant to this Section 3. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form reasonably satisfactory to the Corporation, duly executed by the registered holder or such holder's attorney duly authorized in writing. All rights with respect to the Preferred Stock converted pursuant to Section 3.10, including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Section 3.10. As soon as practicable after the Mandatory

Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) for Preferred Stock, the Corporation shall issue and deliver to such holder, or to such holder's nominee(s), a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Section 3.1.3 in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Preferred Stock converted. Such converted Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Preferred Stock (and the applicable series thereof) accordingly.

4.   **Adjustments to Preferred Stock for Diluting Issues.**

4.1   Special Definitions. For purposes of this Section 4, the following definitions shall apply:

(a) "Option" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(b) "Series A Original Issue Date" shall mean the date on which the first share of Series A Preferred Stock was issued.

(c) "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(d) "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 4.3 below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (1) the following shares of Common Stock and (2) shares of Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (1) and (2), collectively, "Exempted Securities"):

(i)   shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Preferred Stock;

(ii)   shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Section 3.3, 3.4, 3.5, or 3.6;

(iii)   shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board of Directors;

(iv)   shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v)   shares of Common Stock, Options or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Board of Directors of the Corporation, including shares underlying (directly or indirectly) any such Options or Convertible Securities;

(vi)   shares of Common Stock, Options or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors of the Corporation, including shares underlying (directly or indirectly) any such Options or Convertible Securities;

(vii)   shares of Common Stock, Options or Convertible Securities issued pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Board of Directors of the Corporation, including shares underlying (directly or indirectly) any such Options or Convertible Securities;

(viii) shares of Common Stock, Options or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors of the Corporation, including shares underlying (directly or indirectly) any such Options or Convertible Securities; or

(ix)   shares of Common Stock, Options or Convertible Securities issued or obligated to be issued prior to the Series A Original Issue Date.

4.2   No Adjustment of Series A Conversion Price. No adjustment in the Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders of the then outstanding shares of Preferred Stock agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

4.3   Deemed Issue of Additional Shares of Common Stock.

(a)   If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such

Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b)   If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Conversion Price pursuant to the terms of Section 4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Conversion Price to an amount which exceeds the lower of (i) the Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c)   If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4 (either because the consideration per share (determined pursuant to Section 4.5) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d)   Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Conversion Price pursuant to the terms of Section 4.4, the Conversion Price shall be readjusted to such Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e)   If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Conversion Price provided for in this Section 4.3 shall be effected at the time of such

issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Section 4.3). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Section 4.3 at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

        4.4   Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Section 4.3), without consideration or for a consideration per share less than the Conversion Price in effect immediately prior to such issue, then the Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP2 = CP1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

        (a)   "CP2" shall mean the Conversion Price in effect immediately after such issue of Additional Shares of Common Stock

        (b)   "CP1" shall mean the Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

        (c)   "A" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

        (d)   "B" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP1); and

        (e)   "C" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

        4.5   Determination of Consideration. For purposes of this Section 4, the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

        (a)   Cash and Property: Such consideration shall:

(i)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

(ii)   insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors of the Corporation; and

(iii)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board of Directors of the Corporation.

(b)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i)   The total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.6   Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Conversion Price pursuant to the terms of Section 4.4, and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

5.   **Dividends.** Dividends may only be declared by the Board of Directors and, when, as, and if, declared by the Board, such declaration must be approved by the affirmative written consent of the Requisite Holders. Any and all dividends set aside or paid in any fiscal year shall be set aside or paid among the holders of the Preferred Stock then outstanding on a *pari passu* basis in proportion to the greatest whole number of shares of Common Stock which would be held by each such holder if all shares of Preferred Stock were converted to Common Stock pursuant to Section 3. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of Preferred Stock in an amount at least equal to the amount received by such other class or series of capital stock of the Corporation.

6.   **Redeemed or Otherwise Acquired Shares**. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

7.   **Waiver**. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived prospectively or retrospectively on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

8.   **Notice of Record Date**. In the event:

(a) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

9.   **Notices**. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article V to be given to a holder of shares of Preferred Stock shall be mailed, postage

prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE VI: PREEMPTIVE RIGHTS.

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VII: BYLAW PROVISIONS.

A.   AMENDMENT OF BYLAWS. Subject to any additional vote required by the Restated Certificate or Bylaws, in furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B.   NUMBER OF DIRECTORS. Subject to any additional vote required by the Restated Certificate, the number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C.   BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D.   MEETINGS AND BOOKS. Meetings of stockholders may be held within or outside the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VIII: DIRECTOR LIABILITY.

A.   LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VIII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B.   INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers, employee, and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C.   **MODIFICATION.** Any amendment, repeal or modification of the foregoing provisions of this Article VIII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

HYPERSCIENCES, INC.

INVESTORS' RIGHTS AGREEMENT

HYPERSCIENCES, INC.

INVESTORS' RIGHTS AGREEMENT

This Investors' Rights Agreement (this "***Agreement***") is made and entered into as of 5/23/2019 _____, by and among HyperSciences, Inc., a Delaware corporation (the "***Company***"), and the parties listed on Exhibit A attached hereto who have invested in the Series A Preferred Stock offering of the Company (the "***Investors***" and each an "***Investor***"), and certain holders of the Company's common stock listed on Exhibit B attached to this Agreement (the "***Key Holders***").

RECITALS

A.   The Investors have agreed to purchase from the Company, and the Company has agreed to sell to the Investors, shares of the Company's Series A Preferred Stock (the "***Shares***") on the terms and conditions set forth in that certain Series A Preferred Restricted Stock Purchase Agreement dated of even date herewith by and among the Company and the Investors, as amended from time to time, and all agreements attached thereto (the "***Series A Agreement***").

B.   It is a condition to the closing of the sale of the Shares that the parties hereto execute and deliver this Agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises hereinafter set forth, the parties hereto agree as follows:

1.   **COVENANTS OF THE COMPANY.**

    1.1   **Information Rights.**

        (a)   Basic Financial Information. In addition to the required periodic filings with the Securities and Exchange Commission ("***SEC***") as required under Regulation A (17 CFR § 230.251 et. seq.), the Company will furnish to each Investor holding, together with such Investor's affiliates, more than 13,021 shares of Series A Preferred Stock (each a "***Major Investor***"), when available, quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in good faith in accordance with a method selected by the Company's accountant, subject to changes resulting from normal year-end adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

        (b)   Confidentiality. Anything in this Agreement to the contrary notwithstanding, no Investor by reason of this Agreement shall have access to any trade secrets or confidential information of the Company. The Company shall not be required to comply with any information rights in respect of any Investor whom the Company reasonably determines to be a competitor or an officer, employee, director or holder of ten percent (10%) or more of a competitor. Each Investor agrees that such Investor will keep confidential and will not disclose, divulge, or use for any purpose (other than to monitor its investment in the Company) any

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confidential information obtained from the Company pursuant to the terms of this Agreement, provided that each Investor may disclose such confidential information to such Investor's attorneys, accountants, consultants, and other professionals, to the extent necessary to obtain their services in connection with monitoring the Investor's investment in the Company so long as any such recipient is bound by a written confidentiality agreement with obligations that are at least as restrictive as such Investor's confidentiality obligations under this **Section 1.1(b)**.

(c)   Inspection Rights. The Company shall permit each Major Investor to visit and inspect the Company's properties, to examine its books of account and records and to discuss the Company's affairs, finances and accounts with its officers, all at such times as may be mutually agreed by the Company and such Investor, but in no event will such visit and/or inspection occur outside of normal working hours of the Company.

1.2   Additional Rights. In the event that the Company issues securities in its next equity financing after the date hereof (the "*Next Financing*") which have (a) rights, preferences or privileges that are more favorable than the terms of the Shares or (b) provides all such future investors other contractual terms such as preemptive rights or registration rights, the Company shall provide substantially equivalent rights to the Investors with respect to the Shares (with appropriate adjustment for economic terms or other contractual rights, subject to such Investor's execution of any documents, including, if applicable, investors' rights, co-sale, voting and other agreements, executed by the investors purchasing securities in the Next Financing (such documents referred to herein as the "*Next Financing Documents*"). Any Major Investor will remain a Major Investor for all purposes in the Next Financing Documents to the extent such concept exists. Notwithstanding anything herein to the contrary, upon the execution and delivery of the Next Financing Documents by Investors holding a majority of the then outstanding Shares held by all Investors, this Agreement (excluding any then-existing obligations) shall be amended and restated by and into such Next Financing Documents.

2.   **RESTRICTIONS ON TRANSFER**.

2.1   Limitations on Disposition. Each person owning of record shares of Common Stock of the Company issued or issuable pursuant to the conversion of the Shares and any shares of Common Stock of the Company issued as a dividend or other distribution with respect thereto or in exchange therefor or in replacement thereof (collectively, the "*Securities*") or any assignee of record of Securities (each such person, a "*Holder*") hereby agrees not to make any disposition of all or any portion of any Securities unless and until:

(a)   there is then in effect a registration statement under the Securities Act of 1933, as amended (the "*Securities Act*"), covering such proposed disposition and such disposition is made in accordance with such registration statement;

(b)   there is then in effect a public offering on a securities exchange (including OTC and similar markets) (a "*Public Offering*") covering such proposed disposition and such disposition is made in accordance with such Public Offering; or

(c)   such Holder shall have notified the Company of the proposed disposition and shall have furnished the Company with a statement of the circumstances

surrounding the proposed disposition, and, at the expense of such Holder or its transferee, with an opinion of counsel (if requested), reasonably satisfactory to the Company, that such disposition will not require registration of such Securities under the Securities Act.

Notwithstanding the provisions of **Sections 2.1(a)** and **(c)** above, no such registration statement or opinion of counsel shall be required: (i) for any transfer of any Securities in compliance with SEC Rule 144 or Rule 144A, or (ii) for any transfer of any Securities by a Holder that is a partnership, limited liability company, a corporation or a venture capital fund to (A) a partner of such partnership, a member of such limited liability company or stockholder of such corporation, (B) an affiliate of such partnership, limited liability company or corporation (including, without limitation, any affiliated investment fund of such Holder), (C) a retired partner of such partnership or a retired member of such limited liability company, (D) the estate of any such partner, member or stockholder, or (iii) for the transfer by gift, will or intestate succession by any Holder to his or her spouse or lineal descendants or ancestors or any trust for any of the foregoing; provided that in the case of clauses (ii) and (iii) the transferee agrees in writing to be subject to the terms of this Agreement to the same extent as if the transferee were an original Investor hereunder and in the case of clause (iii) the transfer was without additional consideration or at no greater than cost.

2.2 **"Market Stand-Off" Agreement**. Each Holder hereby agrees that it shall not, to the extent requested by the Company or an underwriter of securities of the Company, sell or otherwise transfer or dispose of any Securities or other shares of stock of the Company then owned by such Holder (other than to donees or partners of the Holder who agree to be similarly bound) for up to one hundred eighty (180) days following the effective date of any registration statement of the Company filed under the Securities Act or any Public Offering; provided however that, if during the last seventeen (17) days of the restricted period the Company issues an earnings release or material news or a material event relating to the Company occurs, or prior to the expiration of the restricted period the Company announces that it will release earnings results during the 16-day period beginning on the last day of the restricted period, and if the Company's securities are listed on the Nasdaq Stock Market and Rule 2711 (or its successor rule) thereof applies, then the restrictions imposed by this **Section 2.2** shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event; provided, further, that such automatic extension shall not apply to the extent that the Financial Industry Regulatory Authority has amended or repealed the applicable rule(s), or has otherwise provided written interpretive guidance regarding such rule, in each case, so as to eliminate the prohibition of any broker, dealer, or member of a national securities association from publishing or distributing any research report, with respect to the securities of an emerging growth company (as defined in the Jumpstart Our Business Startups Act of 2012) prior to or after the expiration of any agreement between the broker, dealer, or member of a national securities association and the emerging growth company or its stockholders that restricts or prohibits the sale of securities held by the emerging growth company or its stockholders after the initial public offering date. In no event will the restricted period extend beyond two hundred fifteen (215) days after the effective date of the registration statement. For purposes of this **Section 2.2**, the term "Company" shall include any wholly-owned subsidiary or parent of the Company into which the Company merges or consolidates. To enforce the foregoing covenant, the Company shall have the right to place restrictive legends on the certificates representing the shares subject to this **Section 2.2** and to

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impose stop transfer instructions with respect to the Securities and such other shares of stock of each Holder (and the shares or securities of every other person subject to the foregoing restriction) until the end of such period. Each Holder further agrees to enter into any agreement reasonably required by the underwriters to implement the foregoing within any reasonable timeframe so requested.

3. PARTICIPATION RIGHT.

3.1   General. Each Major Investor has the right of first refusal to purchase such Investor's Pro Rata Share (as defined below) of all (or any part) of any New Securities (as defined in **Section 3.2** below) that the Company may from time to time issue after the date of this Agreement, provided, however, such Major Investor shall have no right to purchase any such New Securities if such Major Investor cannot demonstrate to the Company's reasonable satisfaction that such Investor is at the time of the proposed issuance of such New Securities an "accredited investor" as such term is defined in Regulation D under the Securities Act. An Investor's "*Pro Rata Share*" for purposes of this right of first refusal is the ratio of (a) the number of shares of the Company's Common Stock issued or issuable upon conversion of the Shares owned by such Investor, to (b) a number of shares of Common Stock of the Company equal to the sum of (1) the total number of shares of Common Stock of the Company then outstanding plus (2) the total number of shares of Common Stock of the Company into which all then outstanding shares of Preferred Stock of the Company are then convertible plus (3) the number of shares of Common Stock of the Company reserved for issuance under any stock purchase and stock option plans of the Company and outstanding warrants.

3.2   New Securities. "*New Securities*" shall mean any Common Stock or Preferred Stock of the Company, whether now authorized or not, and rights, options or warrants to purchase such Common Stock or Preferred Stock, and securities of any type whatsoever that are, or may become, convertible or exchangeable into such Common Stock or Preferred Stock; provided, however, that the term "New Securities" does not include: (a) securities issued upon conversion of the Shares; (b) securities or options, warrants or other rights to purchase securities issued to employees, consultants or directors in accordance with plans, agreements or similar arrangements; (c) securities issued upon exercise of options, warrants or convertible securities existing on the closing date; (d) securities issued as a dividend or distribution on the Shares or for which adjustment is otherwise made pursuant to the certificate of incorporation (*e.g.,* stock splits); (e) securities issued in connection with a registered or qualified public offering; (f) securities issued or issuable pursuant to an acquisition of another corporation or a joint venture agreement approved by the board of directors of the Company (the "*Board*"); (g) securities issued or issuable to banks, equipment lessors or other financial institutions pursuant to debt financing or commercial transactions approved by the Board; (h) securities issued or issuable in connection with any settlement approved by the Board; (i) securities issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar arrangements or strategic partnerships approved by the Board; (j) securities issued to suppliers of goods or services in connection with the provision of goods or services pursuant to transactions approved by the Board; or (k) securities that are otherwise excluded by written consent of holders of a majority of the then outstanding shares of Series A Preferred Stock.

3.3 **Procedures**. In the event that the Company proposes to undertake an issuance of New Securities, it shall give to each Major Investor a written notice of its intention to issue New Securities (the "*Notice*"), describing the type of New Securities and the price and the general terms upon which the Company proposes to issue such New Securities given in accordance with **Section 3.2**. Each Major Investor shall have ten (10) days from the date such Notice is effective, as determined pursuant to **Section 3.2** based upon the manner or method of notice, to agree in writing to purchase such Major Investor's Pro Rata Share of such New Securities for the price and upon the general terms specified in the Notice by giving written notice to the Company and stating therein the quantity of New Securities to be purchased (not to exceed such Major Investor's Pro Rata Share).

3.4 **Failure to Exercise**. In the event that the Major Investors fail to exercise in full the right of first refusal within such ten (10) day period, then the Company shall have one hundred twenty (120) days thereafter to sell the New Securities with respect to which the Major Investors' rights of first refusal hereunder were not exercised, at a price and upon general terms not materially more favorable to the purchasers thereof than specified in the Company's Notice to the Major Investors. In the event that the Company has not issued and sold the New Securities within such one hundred twenty (120) day period, then the Company shall not thereafter issue or sell any New Securities without again first offering such New Securities to the Major Investors pursuant to this **Section 3**.

4. **RESTRICTIVE LEGENDS**. Each certificate representing any of the Shares subject to this Agreement shall be marked by the Company with a legend reading substantially as follows:

"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO REGISTRATION OR AN EXEMPTION THEREFROM. THE ISSUER OF THESE SECURITIES MAY REQUIRE AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE ISSUER THAT SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE, INCLUDING A LOCK-UP PERIOD IN THE EVENT OF A PUBLIC OFFERING, AND VOTING RESTRICTIONS AS SET FORTH IN THE INVESTORS' RIGHTS AGREEMENT AMONG THE COMPANY AND THE ORIGINAL HOLDERS OF THESE SHARES, A COPY OF WHICH MAY BE OBTAINED AT THE PRINCIPAL OFFICE OF THE COMPANY."

5.   GENERAL PROVISIONS.

5.1   Amendment and Waiver of Rights. Any provision of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and Investors (and/or any of their permitted successors or assigns) holding Shares representing and/or convertible into a majority of all the Investors' Shares (as defined below); provided, however, that Investors purchasing Shares in any subsequent closing of the Series A Preferred offering may become parties to this Agreement, by executing a counterpart of this Agreement without any amendment of this Agreement pursuant to this paragraph or any consent or approval of any other Investor. As used herein, the term *"Investors' Shares"* shall mean the shares of Common Stock then issuable upon conversion of all then outstanding Shares issued under the Series A Agreement plus all then outstanding shares issued upon the conversion of any Shares issued under the Series A Agreement. Any amendment or waiver effected in accordance with this **Section 5.1** shall be binding upon each Investor, each Holder, each Key Holder (as applicable), each permitted successor or assignee of such Investor or Holder and the Company.

5.2   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on the signature page or Exhibit A hereto, or to such address or facsimile number as subsequently modified by written notice given in accordance with this **Section 5.2**. If notice is given to the Company, it shall be sent to HyperSciences, Inc, 1314 S. Grand Blvd., Suite 2-133, Spokane, WA 99202, Attention: CEO and a copy (which shall not constitute notice) shall also be sent to Lee & Hayes, P.C., 601 W. Riverside Ave., Suite 1400, Spokane, WA 99201, Attention: Daniel M. Wadkins.

5.3   Entire Agreement. This Agreement and the documents referred to herein, together with all the Exhibits hereto, constitute the entire agreement and understanding of the parties with respect to the subject matter of this Agreement, and supersede any and all prior understandings and agreements, whether oral or written, between or among the parties hereto with respect to the specific subject matter hereof.

5.4   Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Washington regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

5.5   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.6   Third Parties. Nothing in this Agreement, express or implied, is intended to confer upon any person, other than the parties hereto and their successors and assigns, any rights or remedies under or by reason of this Agreement.

5.7   Successors and Assigns. This Agreement, and any and all rights, duties and obligations hereunder, shall not be assigned, transferred, delegated or sublicensed by an Investor without the prior written consent of the Company. Any attempt by an Investor without such permission to assign, transfer, delegate or sublicense any rights, duties or obligations that arise under this Agreement shall be void. Subject to the foregoing, and except as otherwise provided herein, this Agreement, and the rights and obligations of the parties hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives.

5.8   Titles and Headings. The titles, captions and headings of this Agreement are included for ease of reference only and will be disregarded in interpreting or construing this Agreement. Unless otherwise specifically stated, all references herein to "sections" and "exhibits" will mean "sections" and "exhibits" to this Agreement.

5.9   Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered will be deemed an original, and all of which together shall constitute one and the same agreement.

5.10   Costs and Attorneys' Fees. In the event that any action, suit or other proceeding is instituted concerning or arising out of this Agreement or any transaction contemplated hereunder, the prevailing party shall recover all of such party's costs and attorneys' fees incurred in each such action, suit or other proceeding, including any and all appeals or petitions therefrom.

5.11   Adjustments for Stock Splits, Etc. Wherever in this Agreement there is a reference to a specific number of shares of common stock ("*Common Stock*") or preferred stock ("*Preferred Stock*") of the Company of any class or series, then, upon the occurrence of any subdivision, combination or stock dividend of such class or series of stock, the specific number of shares so referenced in this Agreement shall automatically be proportionally adjusted to reflect the effect on the outstanding shares of such class or series of stock by such subdivision, combination or stock dividend.

5.12   Further Assurances. The parties agree to execute such further documents and instruments and to take such further actions as may be reasonably necessary to carry out the purposes and intent of this Agreement.

5.13   Facsimile Signatures. This Agreement may be executed and delivered by facsimile or PDF and upon such delivery the facsimile or PDF signature will be deemed to have the same effect as if the original signature had been delivered to the other party.

5.14   Termination. The rights, duties and obligations under **Sections 1, 3** and **4** of this Agreement shall terminate immediately prior to the closing of the Company's initial public offering of Common Stock pursuant to an effective registration statement filed under the Securities Act. Notwithstanding anything to the contrary herein, this Agreement (excluding any

8

then-existing obligations) shall terminate upon the closing of a Deemed Liquidation Event as defined in the Company's Amended and Restated Certificate of Incorporation, as amended from time to time. **Section 1.1(b)** shall survive any such termination of the Agreement.

      5.15   **Dispute Resolution**.   Each party (a) hereby irrevocably and unconditionally submits to the jurisdiction of the federal courts located in Spokane, Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement or the Series A Agreement, (b) agrees not to commence any suit, action or other proceeding arising out of or based upon this Agreement or the Series A Agreement except in the federal courts located in Spokane, Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement, the Series A Agreement or the subject matter hereof and thereof may not be enforced in or by such court.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

THE COMPANY:

HYPERSCIENCES, INC.
A Delaware Corporation

DocuSigned by:

By: Mark C. Russell
A73B26FFAE3C4D8...

Name: Mark Russell

Title: President

[SIGNATURE PAGE TO INVESTORS' RIGHTS AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first written above.

KEY HOLDER:

DocuSigned by:

By: ______________________________

Name: Mark Russell

EXHIBIT A

List of Investors

(See Attached)

EXHIBIT B

Key Holders

EnergeticX.net, LLC

HYPERSCIENCES, INC.

RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

<u>**RIGHT OF FIRST REFUSAL**</u>
<u>**AND CO-SALE AGREEMENT**</u>

THIS RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT (this "**Agreement**"), is made as of 5/23/2019_____ by and among HyperSciences, Inc., a Delaware corporation (the "**Company**"), the Investors listed on <u>Schedule A</u> and the Key Holders listed on <u>Schedule B</u>.

WHEREAS, each Key Holder is the beneficial owner of the number of shares of Capital Stock, or of options to purchase Common Stock, set forth opposite the name of such Key Holder on <u>Schedule B</u>;

WHEREAS, the Company and the Investors are parties to the Series A Preferred Restricted Stock Purchase Agreement, of even date herewith (the "**Restricted Stock Purchase Agreement**"), pursuant to which the Investors have agreed to purchase shares of the Series A Preferred Stock of the Company, par value $0.0001 per share ("**Series A Preferred Stock**"); and

WHEREAS, the Key Holders and the Company desire to further induce the Investors to purchase the Series A Preferred Stock;

NOW, THEREFORE, the Company, the Key Holders and the Investors agree as follows:

1.   <u>Definitions.</u>

1.1   "**Affiliate**" means, with respect to any specified Investor, any other Investor who directly or indirectly, controls, is controlled by or is under common control with such Investor, including, without limitation, any general partner, managing member, officer or director of such Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, such Investor.

1.2   "**Capital Stock**" means (a) shares of Common Stock and Preferred Stock (whether now outstanding or hereafter issued in any context), (b) shares of Common Stock issued or issuable upon conversion of Preferred Stock, and (c) shares of Common Stock issued or issuable upon exercise or conversion, as applicable, of stock options, warrants or other convertible securities of the Company, in each case now owned or subsequently acquired by any Key Holder, any Investor, or their respective successors or permitted transferees or assigns. For purposes of the number of shares of Capital Stock held by an Investor or Key Holder (or any other calculation based thereon), all shares of Preferred Stock shall be deemed to have been converted into Common Stock at the then-applicable conversion ratio.

1.3   "**Change of Control**" means a transaction or series of related transactions in which a person, or a group of related persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company.

1.4   "**Common Stock**" means shares of Common Stock of the Company, $0.0001 par value per share.

1.5   "**Company Notice**" means written notice from the Company notifying the Prospective Transferor that the Company intends to exercise its Right of First Refusal as to some or all of the Transfer Stock with respect to any Proposed Transfer.

1.6   "**Deemed Liquidation Event**" has the same meaning as defined in Article V(B)(1) of the Restated Certificate.

1.7 **"Investors"** means the persons named on Schedule A hereto, each person to whom the rights of an Investor are assigned pursuant to Subsection 5.9, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 5.11 and any one of them, as the context may require.

1.8 **"Key Holders"** means the persons named on Schedule B hereto, each person to whom the rights of a Key Holder are assigned pursuant to Subsection 3.1, each person who hereafter becomes a signatory to this Agreement pursuant to Subsection 5.9 or 5.16 and any one of them, as the context may require.

1.9 **"Preferred Stock"** means collectively, all shares of Series A Preferred Stock.

1.10 **"Proposed Transfer"** means any assignment, sale, offer to sell, pledge, mortgage, hypothecation, encumbrance, disposition of or any other like transfer or encumbering of any Transfer Stock (or any interest therein) proposed by any of the Investors or Key Holders.

1.11 **"Proposed Transfer Notice"** means written notice from an Investor or Key Holder setting forth the terms and conditions of a Proposed Transfer.

1.12 **"Prospective Transferee"** means any person to whom an Investor or Key Holder proposes to make a Proposed Transfer.

1.13 **"Prospective Transferor"** means any Investor or Key Holder proposing to make a Proposed Transfer.

1.14 **"Restated Certificate"** means the Company's Amended and Restated Certificate of Incorporation, as amended from time to time.

1.15 **"Right of Co-Sale"** means the right, but not an obligation, of an Investor or Key Holder to participate in a Proposed Transfer on the terms and conditions specified in the Proposed Transfer Notice.

1.16 **"Right of First Refusal"** means the right, but not an obligation, of the Company, or its permitted transferees or assigns, to purchase some or all of the Transfer Stock with respect to a Proposed Transfer, on the terms and conditions specified in the Proposed Transfer Notice.

1.17 **"Secondary Notice"** means written notice from the Company notifying the Investors and Key Holders and the Prospective Transferor that the Company does not intend to exercise its Right of First Refusal as to all shares of Transfer Stock with respect to any Proposed Transfer.

1.18 **"Secondary Refusal Right"** means the right, but not an obligation, of each Investor and Key Holder to purchase up to its pro rata portion (based upon the total number of shares of Capital Stock then held by all Investors and Key Holders) of any Transfer Stock not purchased pursuant to the Right of First Refusal, on the terms and conditions specified in the Proposed Transfer Notice.

1.19 **"Transferee Notice"** means written notice from a Prospective Transferee notifying the Company and the selling Prospective Transferor that such Prospective Transferee intends to exercise its Secondary Refusal Right as to a portion of the Transfer Stock with respect to any Proposed Transfer.

1.20   "**Transfer Stock**" means shares of Capital Stock owned by a Prospective Transferee, or issued to a Prospective Transferee after the date hereof (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), but does not include any shares of Preferred Stock or of Common Stock that are issued or issuable upon conversion of Preferred Stock.

1.21   "**Undersubscription Notice**" means written notice from a Prospective Transferee notifying the Company and the Prospective Transferor that such Prospective Transferee intends to exercise its option to purchase all or any portion of the Transfer Stock not purchased pursuant to the Right of First Refusal or the Secondary Refusal Right.

2.   Agreement Among the Company, the Investors and the Key Holders.

2.1   Right of First Refusal.

(a)   Grant. Subject to the terms of Section 3 below, each Investor and Key Holder hereby unconditionally and irrevocably grants to the Company a Right of First Refusal to purchase all or any portion of Transfer Stock that such Investor or Key Holder may propose to transfer in a Proposed Transfer, at the same price and on the same terms and conditions as those offered to the Prospective Transferee.

(b)   Notice. Each Investor and Key Holder proposing to make a Proposed Transfer must deliver a Proposed Transfer Notice to the Company and each Investor not later than forty-five (45) days prior to the consummation of such Proposed Transfer. Such Proposed Transfer Notice shall contain the material terms and conditions (including price and form of consideration) of the Proposed Transfer, the identity of the Prospective Transferee and the intended date of the Proposed Transfer. To exercise its Right of First Refusal under this Section 2, the Company must deliver a Company Notice to the Prospective Transferor within fifteen (15) days after delivery of the Proposed Transfer Notice. In the event of a conflict between this Agreement and any other agreement that may have been entered into by a Key Holder with the Company that contains a preexisting right of first refusal, the Company and the Key Holder acknowledge and agree that the terms of this Agreement shall control and the preexisting right of first refusal shall be deemed satisfied by compliance with Subsection 2.1(a) and this Subsection 2.1(b). In the event of a conflict between this Agreement and the Company's Bylaws containing a preexisting right of first refusal, the terms of the Bylaws will control and compliance with the Bylaws shall be deemed compliance with this Subsection 2.1(a) and (b) in full.

(c)   Grant of Secondary Refusal Right to Investors. Subject to the terms of Section 3 below, each Investor and Key Holder hereby unconditionally and irrevocably grants to the Investors and Key Holders a Secondary Refusal Right to purchase all or any portion of the Transfer Stock not purchased by the Company pursuant to the Right of First Refusal, as provided in this Subsection 2.1(c). If the Company does not intend to exercise its Right of First Refusal with respect to all Transfer Stock subject to a Proposed Transfer, the Company must deliver a Secondary Notice to the Prospective Transferor and to each Investor and Key Holder to that effect no later than fifteen (15) days after the Proposed Transferor delivers the Proposed Transfer Notice to the Company. To exercise its Secondary Refusal Right, an Investor or Key Holder must deliver a Transferee Notice to the Proposed Transferor and the Company within ten (10) days after the Company's deadline for its delivery of the Secondary Notice as provided in the preceding sentence.

(d)   Undersubscription of Transfer Stock. If options to purchase have been exercised by the Company and the Investors and Key Holders with respect to some but not all of the Transfer Stock by the end of the ten (10) day period specified in the last sentence of Subsection 2.1(c)

(the "**Investor Notice Period**"), then the Company shall, immediately after the expiration of the Investor Notice Period, send written notice (the "**Company Undersubscription Notice**") to those Investors and Key Holders who fully exercised their Secondary Refusal Right within the Transferee Notice Period (the "**Exercising Stockholders**"). Each Exercising Stockholder shall, subject to the provisions of this Subsection 2.1(d), have an additional option to purchase all or any part of the balance of any such remaining unsubscribed shares of Transfer Stock on the terms and conditions set forth in the Proposed Transfer Notice. To exercise such option, an Exercising Stockholder or Key Holder must deliver an Undersubscription Notice to the Prospective Transferor and the Company within ten (10) days after the expiration of the Investor Notice Period. In the event there are two (2) or more such Exercising Stockholders that choose to exercise the last-mentioned option for a total number of remaining shares in excess of the number available, the remaining shares available for purchase under this Subsection 2.1(d) shall be allocated to such Exercising Stockholders pro rata based on the number of shares of Transfer Stock such Exercising Stockholders have elected to purchase pursuant to the Secondary Refusal Right (without giving effect to any shares of Transfer Stock that any such Exercising Stockholder has elected to purchase pursuant to the Company Undersubscription Notice). If the options to purchase the remaining shares are exercised in full by the Exercising Stockholders, the Company shall promptly notify all of the Exercising Stockholders and the selling Prospective Transferor of that fact.

(e)   Consideration; Closing. If the consideration proposed to be paid for the Transfer Stock is in property, services or other non-cash consideration, the fair market value of the consideration shall be as determined in good faith by the Company's Board of Directors and as set forth in the Company Notice. If the Company or any Investor or Key Holder cannot for any reason pay for the Transfer Stock in the same form of non-cash consideration, the Company or such Investor may pay the cash value equivalent thereof, as determined in good faith by the Board of Directors and as set forth in the Company Notice. The closing of the purchase of Transfer Stock by the Company and the Investors shall take place, and all payments from the Company and the Prospective Transferees shall have been delivered to the Prospective Transferor, by the later of (i) the date specified in the Proposed Transfer Notice as the intended date of the Proposed Transfer; and (ii) forty-five (45) days after delivery of the Proposed Transfer Notice.

2.2   Right of Co-Sale.

(a)   Exercise of Right. If any Transfer Stock subject to a Proposed Transfer is not purchased pursuant to Subsection 2.1 above and thereafter is to be sold to a Prospective Transferee, each respective Investor and Key Holder may elect to exercise its Right of Co-Sale and participate on a pro rata basis in the Proposed Transfer as set forth in Subsection 2.2(b) below and, subject to Subsection 2.2(d), otherwise on the same terms and conditions specified in the Proposed Transfer Notice. Each Investor and Key Holder who desires to exercise its Right of Co-Sale (each, a "**Participating Stockholder**") must give the Prospective Transferor written notice to that effect within fifteen (15) days after the deadline for delivery of the Secondary Notice described above, and upon giving such notice such Participating Stockholder shall be deemed to have effectively exercised the Right of Co-Sale.

(b)   Shares Includable. Each Participating Stockholder may include in the Proposed Transfer all or any part of such Participating Stockholder's Capital Stock equal to the product obtained by multiplying (i) the aggregate number of shares of Transfer Stock subject to the Proposed Transfer (excluding shares purchased by the Company or the Participating Stockholders pursuant to the Right of First Refusal or the Secondary Refusal Right) by (ii) a fraction, the numerator of which is the number of shares of Capital Stock owned by such Participating Stockholder immediately before consummation of the Proposed Transfer and the denominator of which is the total number of shares of Capital Stock owned, in the aggregate, by all Participating Stockholders immediately prior to the consummation of the Proposed Transfer. To the extent one (1) or more of the Participating Stockholders

exercises such right of participation in accordance with the terms and conditions set forth herein, the number of shares of Transfer Stock that the Prospective Transferor may sell in the Proposed Transfer shall be correspondingly reduced.

(c) Purchase and Sale Agreement. The Participating Stockholders and the Prospective Transferor agree that the terms and conditions of any Proposed Transfer in accordance with Subsection 2.2 will be memorialized in, and governed by, a written purchase and sale agreement with the Prospective Transferee (the "**Purchase and Sale Agreement**") with customary terms and provisions for such a transaction, and the Participating Stockholders and the Prospective Transferor further covenants and agrees to enter into such Purchase and Sale Agreement as a condition precedent to any sale or other transfer in accordance with this Subsection 2.2.

(d) Allocation of Consideration.

(i) Subject to Subsection 2.2(d)(ii), the aggregate consideration payable to the Participating Stockholders and the Prospective Transferor shall be allocated based on the number of shares of Capital Stock sold to the Prospective Transferee by each Participating Stockholder and the Prospective Transferor as provided in Subsection 2.2(b), provided that if a Participating Stockholder wishes to sell Preferred Stock, the price set forth in the Proposed Transfer Notice shall be appropriately adjusted based on the conversion ratio of the Preferred Stock into Common Stock.

(ii) In the event that the Proposed Transfer constitutes a Change of Control, the terms of the Purchase and Sale Agreement shall provide that the aggregate consideration from such transfer shall be allocated to the Participating Stockholders and the Prospective Transferor in accordance with Sections 2.1 and 2.2 of Article V(B) of the Restated Certificate as if (A) such transfer were a Deemed Liquidation Event, and (B) the Capital Stock sold in accordance with the Purchase and Sale Agreement were the only Capital Stock outstanding.

(e) Purchase by Selling Key Holder; Deliveries. Notwithstanding Subsection 2.2(c) above, if any Prospective Transferee or Transferees refuse(s) to purchase securities subject to the Right of Co-Sale from any Participating Stockholder or upon the failure to negotiate in good faith a Purchase and Sale Agreement reasonably satisfactory to the Participating Stockholders, no Key Holder or Investor may sell any Transfer Stock to such Prospective Transferee or Transferees unless and until, simultaneously with such sale, such Key Holder purchases all securities subject to the Right of Co-Sale from such Participating Stockholder on the same terms and conditions (including the proposed purchase price) as set forth in the Proposed Transfer Notice and as provided in Subsection 2.2(d)(i); provided, however, if such sale constitutes a Change of Control, the portion of the aggregate consideration paid by the Prospective Transferor to such Participating Stockholder shall be made in accordance with the first sentence of Subsection 2.2(d)(ii). In connection with such purchase by the Prospective Transferor, such Participating Stockholder shall deliver to the Prospective Transferor any stock certificate or certificates, properly endorsed for transfer, representing the Capital Stock being purchased by the Prospective Transferor (or request that the Company effect such transfer in the name of the Prospective Transferor). Any such shares transferred to the Prospective Transferor will be transferred to the Prospective Transferee against payment therefor in consummation of the sale of the Transfer Stock pursuant to the terms and conditions specified in the Proposed Transfer Notice, and the Prospective Transferor shall concurrently therewith remit or direct payment to each such Participating Stockholder the portion of the aggregate consideration to which each such Participating Stockholder is entitled by reason of its participation in such sale as provided in this Subsection 2.2(e).

(f) Additional Compliance. If any Proposed Transfer is not consummated within forty-five (45) days after receipt of the Proposed Transfer Notice by the Company, the Prospective

Transferor may not sell any Transfer Stock unless they first comply in full with each provision of this Section 2. The exercise or election not to exercise any right by any Investor hereunder shall not adversely affect its right to participate in any other sales of Transfer Stock subject to this Subsection 2.2.

        2.3   Effect of Failure to Comply.

        (a)   Transfer Void; Equitable Relief. Any Proposed Transfer not made in compliance with the requirements of this Agreement shall be null and void ab initio, shall not be recorded on the books of the Company or its transfer agent and shall not be recognized by the Company. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other transfers of Transfer Stock not made in strict compliance with this Agreement).

        (b)   Violation of First Refusal Right. If any Prospective Transferor becomes obligated to sell any Transfer Stock to the Company or any Investor or Key Holder under this Agreement and fails to deliver such Transfer Stock in accordance with the terms of this Agreement, the Company and/or such Investor or Key Holder may, at its option, in addition to all other remedies it may have, send to such Prospective Transferor the purchase price for such Transfer Stock as is herein specified and transfer to the name of the Company or such Investor or Key Holder (or request that the Company effect such transfer in the name of an Investor or Key Holder) on the Company's books any certificates, instruments, or book entry representing the Transfer Stock to be sold.

        (c)   Violation of Co-Sale Right. If any Investor or Key Holder purports to sell any Transfer Stock in contravention of the Right of Co-Sale (a "**Prohibited Transfer**"), each Participating Stockholder who desires to exercise its Right of Co-Sale under Subsection 2.2 may, in addition to such remedies as may be available by law, in equity or hereunder, require such Prospective Transferee to purchase from such Participating Stockholder the type and number of shares of Capital Stock that such Participating Stockholder would have been entitled to sell to the Prospective Transferee had the Prohibited Transfer been effected in compliance with the terms of Subsection 2.2. The sale will be made on the same terms, including, without limitation, as provided in Subsection 2.2(d)(i) and the first sentence of Subsection 2.2(d)(ii), as applicable, and subject to the same conditions as would have applied had the Investor or Key Holder not made the Prohibited Transfer, except that the sale (including, without limitation, the delivery of the purchase price) must be made within ninety (90) days after the Participating Stockholder learns of the Prohibited Transfer, as opposed to the timeframe proscribed in Subsection 2.2. Such Investor or Key Holder shall also reimburse each Participating Stockholder for any and all reasonable and documented out-of-pocket fees and expenses, including reasonable legal fees and expenses, incurred pursuant to the exercise or the attempted exercise of the Participating Stockholder's rights under Subsection 2.2.

        3.   Exempt Transfers.

        3.1   Exempted Transfers. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Subsections 2.1 and 2.2 shall not apply (a) in the case of a Prospective Transferor that is an entity, upon a transfer by such Prospective Transferor to its stockholders, members, partners or other equity holders, (b) to a repurchase of Transfer Stock from a Prospective Transferor by the Company at a price no greater than that originally paid by such Prospective Transferor for such Transfer Stock and pursuant to an agreement containing vesting and/or repurchase provisions approved by a majority of the Board of Directors, (c) to a pledge of Transfer Stock that creates a mere security

interest in the pledged Transfer Stock, provided that the pledgee thereof agrees in writing in advance to be bound by and comply with all applicable provisions of this Agreement to the same extent as if it were the Prospective Transferor making such pledge, (d) in the case of a Prospective Transferor that is a natural person, upon a transfer of Transfer Stock by such Prospective Transferor made for bona fide estate planning purposes, either during his or her lifetime or on death by will or intestacy to his or her spouse, child (natural or adopted), or any other direct lineal descendant of such Prospective Transferor (or his or her spouse) (all of the foregoing collectively referred to as "family members"), or any other relative or person approved by the Board of Directors of the Company, or any custodian or trustee of any trust, partnership or limited liability company for the benefit of, or the ownership interests of which are owned wholly by such Prospective Transferor or any such family members; (e) to a transfer that is approved by the Board of Directors of the Company; or (f) to the sale by the Prospective Transferor of up to ten percent (10%) of the Transfer Stock held by such Prospective Transferor as of the date that such Prospective Transferor first became party to this Agreement; provided that in the case of clause(s) (a), (c), (d), (e) or (f), the Prospective Transferor shall deliver prior written notice to the Investors and Key Holders of such pledge, gift or transfer and such shares of Transfer Stock shall at all times remain subject to the terms and restrictions set forth in this Agreement and such transferee shall, as a condition to such issuance, deliver a counterpart signature page to this Agreement as confirmation that such transferee shall be bound by all the terms and conditions of this Agreement as an Investor (but only with respect to the securities so transferred to the transferee), including the obligations of a Prospective Transferor with respect to Proposed Transfers of such Transfer Stock pursuant to Section 2; and provided further in the case of any transfer pursuant to clause (a) or (d) above, that such transfer is made pursuant to a transaction in which there is no consideration actually paid for such transfer.

       3.2   Exempted Offerings. Notwithstanding the foregoing or anything to the contrary herein, the provisions of Section 2 shall not apply to the sale of any Transfer Stock (a) to the public in an offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or pursuant to a qualified offering statement under Regulation A (a "**Public Offering**"); or (b) pursuant to a Deemed Liquidation Event.

       3.3   Prohibited Transferees.   Notwithstanding the foregoing, no Prospective Transferor shall transfer any Transfer Stock to (a) any entity which, in the determination of the Company's Board of Directors, directly or indirectly competes with the Company; or (b) any customer, distributor or supplier of the Company, if the Company's Board of Directors should determine that such transfer would result in such customer, distributor or supplier receiving information that would place the Company at a competitive disadvantage with respect to such customer, distributor or supplier.

       4.   Legend. Each certificate, instrument, or book entry representing shares of Transfer Stock held by the Key Holders or Investors or issued to any permitted transferee in connection with a transfer permitted by Subsection 3.1 hereof shall be notated with the following legend:

> THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT BY AND AMONG THE STOCKHOLDER, THE CORPORATION AND CERTAIN OTHER HOLDERS OF STOCK OF THE CORPORATION. COPIES OF SUCH AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Each Investor and Key Holder agrees that the Company may instruct its transfer agent to impose transfer restrictions on the shares notated with the legend referred to in this Section 4 above to enforce the

provisions of this Agreement, and the Company agrees to promptly do so. The legend shall be removed upon termination of this Agreement at the request of the holder.

5.   Miscellaneous.

5.1   Term.   This Agreement shall automatically terminate upon the earlier of (a) immediately prior to the consummation of the Company's IPO; and (b) the consummation of a Deemed Liquidation Event.

5.2   Stock Split.   All references to numbers of shares in this Agreement shall be appropriately adjusted to reflect any stock dividend, split, combination or other recapitalization affecting the Capital Stock occurring after the date of this Agreement.

5.3   Ownership.   Each Investor and Key Holder represents and warrants that such Investor or Key Holder is the sole legal and beneficial owner of the shares of Transfer Stock subject to this Agreement and that no other person or entity has any interest in such shares (other than a community property interest as to which the holder thereof has acknowledged and agreed in writing to the restrictions and obligations hereunder).

5.4   Dispute Resolution.   The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal courts located in Spokane, Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal courts located in Spokane, Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

5.5   Notices.   All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereof, as the case may be, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Section 5.5. If notice is given to the Company, it shall be sent to 522 N. Fiske St., Suite 1, Spokane, WA 99202, *Attention:* CEO; and a copy (which shall not constitute notice) shall also be sent to 601 W. Riverside Ave., Suite 1400, Spokane, WA 99201, *Attention:* Daniel Wadkins.

5.6   Entire Agreement.   This Agreement (including, the Exhibits and Schedules hereto) constitutes the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties are expressly canceled.

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5.7 <u>Delays or Omissions</u>. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.8 <u>Amendment; Waiver and Termination</u>. This Agreement may be amended, modified or terminated (other than pursuant to <u>Section 6.1</u> above) and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company, (b) the Key Holders, and (c) the Investors holding a majority of the shares of the outstanding Series A Preferred Stock. Any amendment, modification, termination or waiver so effected shall be binding upon the Company, the Investors, the Key Holders and all of their respective successors and permitted assigns whether or not such party, assignee or other shareholder entered into or approved such amendment, modification, termination or waiver. Notwithstanding the foregoing, (i) this Agreement may not be amended, modified or terminated and the observance of any term hereunder may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, modification, termination or waiver applies to all Investors and Key Holders, respectively, in the same fashion, and (ii) the consent of the Key Holders shall not be required for any amendment, modification, termination or waiver if such amendment, modification, termination or waiver does not apply to the Key Holders, and (iii) Schedule A hereto may be amended by the Company from time to time in accordance with the Restricted Stock Purchase Agreement to add information regarding any additional Investors without the consent of the other parties hereto. The Company shall give prompt written notice of any amendment, modification or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, modification, termination or waiver. No waivers of or exceptions to any term, condition or provision of this Agreement, in any one or more instances, shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

5.9 <u>Assignment of Rights</u>.

(a) The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and permitted assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

(b) Any successor or permitted assignee of any Key Holder, including any Prospective Transferee who purchases shares of Transfer Stock in accordance with the terms hereof, shall deliver to the Company, as a condition to any transfer or assignment, a counterpart signature page hereto pursuant to which such successor or permitted assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the predecessor or assignor of such successor or permitted assignee.

(c) The rights of the Investors hereunder are not assignable without the Company's written consent (which shall not be unreasonably withheld, delayed or conditioned), except

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by an Investor to any Affiliate, it being acknowledged and agreed that any such assignment shall be subject to and conditioned upon any such assignee's delivery to the Company and the other Investors of a counterpart signature page hereto pursuant to which such assignee shall confirm their agreement to be subject to and bound by all of the provisions set forth in this Agreement that were applicable to the assignor of such assignee.

(d)   Except in connection with an assignment by the Company by operation of law to the acquirer of the Company, the rights and obligations of the Company hereunder may not be assigned under any circumstances.

5.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

5.11   Additional Investors. Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of the Company's Series A Preferred Stock after the date hereof, any purchaser of such shares of Series A Preferred Stock may become a party to this Agreement by executing and delivering an additional counterpart signature page to this Agreement and thereafter shall be deemed an "Investor" for all purposes hereunder.

5.12   Governing Law. This Agreement shall be governed by the internal law of the State of Washington, without regard to its conflict of laws principles.

5.13   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

5.14   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

5.15   Specific Performance. In addition to any and all other remedies that may be available at law in the event of any breach of this Agreement, each Investor shall be entitled to specific performance of the agreements and obligations of the Company and the Key Holders hereunder and to such other injunction or other equitable relief as may be granted by a court of competent jurisdiction.

5.16   Additional Key Holders. In the event that after the date of this Agreement, the Company issues shares of Common Stock, or options to purchase Common Stock, to any employee or consultant, which shares or options would collectively constitute with respect to such employee or consultant (taking into account all shares of Common Stock, options and other purchase rights held by such employee or consultant) one percent (1%) or more of the Company's then outstanding Common Stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised or converted), the Company shall, as a condition to such issuance, cause such employee or consultant to execute a counterpart signature page hereto as a Key Holder, and such person shall thereby be bound by, and subject to, all the terms and provisions of this Agreement applicable to a Key Holder.

5.17   Consent of Spouse. If any Investor or Key Holder is married on the date of this Agreement, such Investor's or Key Holder's spouse shall execute and deliver to the Company a Consent of Spouse in the form of Exhibit A hereto ("**Consent of Spouse**"), effective on the date hereof.

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Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Investor's or Key Holder's shares of Transfer Stock that do not otherwise exist by operation of law or the agreement of the parties. If any Investor or Key Holder should marry or remarry subsequent to the date of this Agreement, such Investor or Key Holder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties have executed this Right of First Refusal and Co-Sale Agreement as of the date first written above.

HYPERSCIENCES, INC.:

DocuSigned by:

By: [signature]

A73B26FFAE3C4D8...

Name: Mark Russell

Title: President

KEYHOLDERS:

DocuSigned by:

Signature: [signature]

A73B26FFAE3C4D8...

Name: Mark Russell

INVESTORS:

By: ____________________

Name: ____________________

Title: ____________________

SIGNATURE PAGE TO RIGHT OF FIRST REFUSAL AND CO-SALE AGREEMENT

<u>SCHEDULE A</u>
INVESTORS

(See Attached)

SCHEDULE B
KEY HOLDERS

Name and Address   **Number of Shares Held**

EnergeticX.net, LLC   3,484,377

HYPERSCIENCES, INC.

VOTING AGREEMENT

VOTING AGREEMENT

THIS VOTING AGREEMENT (this "**Agreement**"), is made and entered into as of 5/23/2019 _____ by and among HyperSciences, Inc., a Delaware corporation (the "**Company**"), each holder of the Company's Series A Preferred Stock, $0.0001 par value per share ("**Series A Preferred Stock**") (referred to herein as the "**Preferred Stock**") listed on Schedule A (together with any subsequent investors, or transferees, who become parties hereto as "Investors" pursuant to Subsections 7.1(a) or 7.2 below, the "**Investors**"), and those certain stockholders of the Company and holders of options to acquire shares of the capital stock of the Company listed on Schedule B, the "**Key Holders**," and together collectively with the Investors, the "**Stockholders**").

RECITALS

A.   Concurrently with the execution of this Agreement, the Company and the Investors are entering into a Series A Preferred Stock Restricted Stock Purchase Agreement (the "**Restricted Stock Purchase Agreement**") providing for the sale of shares of the Company's Series A Preferred Stock.

B.   The Amended and Restated Certificate of Incorporation of the Company (the "**Restated Certificate**") provides that the holders of record of the shares of Common Stock and of any other class or series of voting stock (including Series A Preferred Stock), exclusively and voting together as a single class, shall be entitled to elect the total number of directors of the Company.

C.   The parties also desire to enter into this Agreement to set forth their agreements and understandings with respect to how shares of the Company's capital stock held by them will be voted on, or tendered in connection with, an acquisition of the Company.

NOW, THEREFORE, the parties agree as follows:

1.   Voting Provisions Regarding Board of Directors.

1.1   Size of the Board. Each Stockholder agrees to vote, or cause to be voted, all Shares (as defined below) owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that the size of the Board shall have the number of directors authorized by the Bylaws of the Company. For purposes of this Agreement, the term "Shares" shall mean and include any securities of the Company the holders of which are entitled to vote for members of the Board, including without limitation, all shares of Common Stock and Series A Preferred Stock, by whatever name called, now owned or subsequently acquired by a Stockholder, however acquired, whether through stock splits, stock dividends, reclassifications, recapitalizations, similar events or otherwise.

1.2   Board Composition. Each Stockholder agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of stockholders at which an election of directors is held or pursuant to any written consent of the stockholders, the following persons shall be elected to the Board:

(a)   two Board Members (each, a "*Stockholder Board Designee*" and, collectively, the "*Stockholder Board Designees*") designated from time to time in a writing delivered to the Company and signed by Stockholders voting together who, at the time in question, hold a majority of the then outstanding shares of stock of the Company (both common and preferred together); and

(b)   one Board Member (the "**CEO Board Designee**") who currently holds the position of CEO or a designee of such CEO.

1.3   Failure to Designate a Board Member. In the absence of any designation from the Persons or groups with the right to designate a director as specified above, the director previously designated by them and then serving shall be reelected if still eligible to serve as provided herein.

1.4   Removal of Board Members. Each Stockholder also agrees to vote, or cause to be voted, all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to ensure that:

(a)   Subject to the rights of the Stockholders to remove a director for cause in accordance with applicable law, during the term of this Agreement, no Stockholder shall take any action to remove an incumbent Board Designee or to designate a new Board Designee unless such removal and/or designation of a Board Designee is approved in a writing signed by the parties entitled to designate such Board Designee above;

(b)   any vacancies created by the resignation, removal or death of a director shall be filled pursuant to the provisions of this Section 1; and

(c)   upon the affirmative vote necessary to designate a director as provided in this Section 1 to remove such director, such director shall be removed.

All Stockholders agree to execute any written consents required to perform the obligations of this Agreement, and the Company agrees at the request of any party entitled to designate directors to call a special meeting of stockholders for the purpose of electing directors.

1.5   No Liability for Election of Recommended Directors. No Stockholder, nor any Affiliate of any Stockholder, shall have any liability as a result of designating a person for election as a director for any act or omission by such designated person in his or her capacity as a director of the Company, nor shall any Stockholder have any liability as a result of voting for any such designee in accordance with the provisions of this Agreement.

1.6   No "Bad Actor" Designees. Each Person with the right to designate or participate in the designation of a director as specified above hereby represents and warrants to the Company that, to such Person's knowledge, none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act of 1933, as amended (the "**Securities Act**") (each, a "**Disqualification Event**"), is applicable to such Person's initial designee named above except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**". Each Person with the right to designate or participate in the designation of a director as specified above hereby covenants and agrees (A) not to designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

2.   Vote to Increase Authorized Common Stock. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control,

from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.   Drag-Along Right.

3.1   Definitions. A "**Sale of the Company**" shall mean either: (a) a transaction or series of related transactions in which a Person, or a group of related Persons, acquires from stockholders of the Company shares representing more than fifty percent (50%) of the outstanding voting power of the Company (a "**Stock Sale**"); or (b) a transaction that qualifies as a "**Deemed Liquidation Event**" as defined in the Restated Certificate.

3.2   Actions to be Taken. In the event that (i) the holders of at least a majority of the shares of Common Stock then issued (other than those issued or issuable upon conversion of the shares of Series A Preferred Stock); (ii) the holders of at least a majority of the outstanding shares of the Company's Series A Preferred Stock; and (iii) the Board of Directors; (collectively, the "**Electing Holders**") approve a Sale of the Company in writing, specifying that this Section 3 shall apply to such transaction, then each Stockholder and the Company hereby agree:

(a)   if such transaction requires stockholder approval, with respect to all Shares that such Stockholder owns or over which such Stockholder otherwise exercises voting power, to vote (in person, by proxy or by action by written consent, as applicable) all Shares in favor of, and adopt, such Sale of the Company (together with any related amendment to the Restated Certificate required in order to implement such Sale of the Company), to be present (in person, by proxy, as applicable) for purposes of determining the presence of a quorum at a meeting, and to vote in opposition to any and all other proposals that could reasonably be expected to delay or impair the ability of the Company to consummate such Sale of the Company;

(b)   if such transaction is a Stock Sale, to sell the same proportion of shares of capital stock of the Company beneficially held by such Stockholder as is being sold by the Selling Investors to the Person to whom the Selling Investors propose to sell their Shares, and, except as permitted in Subsection 3.3 below, on the same terms and conditions as the Selling Investors;

(c)   to execute and deliver all related documentation and take such other action in support of the Sale of the Company as shall reasonably be requested by the Company or the Selling Investors in order to carry out the terms and provision of this Section 3, including, without limitation, executing and delivering instruments of conveyance and transfer, and any purchase agreement, merger agreement, indemnity agreement, escrow agreement, consent, waiver, governmental filing, share certificates duly endorsed for transfer (free and clear of impermissible liens, claims and encumbrances), and any similar or related documents;

(d)   not to deposit, and to cause their Affiliates not to deposit, except as provided in this Agreement, any Shares of the Company owned by such party or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares, unless specifically requested to do so by the acquirer in connection with the Sale of the Company;

(e)   to refrain from exercising any dissenters' rights or rights of appraisal under applicable law at any time with respect to such Sale of the Company;

(f)   if the consideration to be paid in exchange for the Shares pursuant to this Section 3 includes any securities and due receipt thereof by any Stockholder would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares; and

(g)   in the event that the Selling Investors, in connection with such Sale of the Company, appoint a stockholder representative (the "**Stockholder Representative**") with respect to matters affecting the Stockholders under the applicable definitive transaction agreements following consummation of such Sale of the Company, (x) to consent to (i) the appointment of such Stockholder Representative, (ii) the establishment of any applicable escrow, expense or similar fund in connection with any indemnification or similar obligations, and (iii) the payment of such Stockholder's pro rata portion (from the applicable escrow or expense fund or otherwise) of any and all reasonable fees and expenses to such Stockholder Representative in connection with such Stockholder Representative's services and duties in connection with such Sale of the Company and its related service as the representative of the Stockholders, and (y) not to assert any claim or commence any suit against the Stockholder Representative or any other Stockholder with respect to any action or inaction taken or failed to be taken by the Stockholder Representative in connection with its service as the Stockholder Representative, absent fraud or willful misconduct.

3.3   Exceptions. Notwithstanding the foregoing, a Stockholder will not be required to comply with Subsection 3.2 above in connection with any proposed Sale of the Company (the "**Proposed Sale**"), unless:

(a)   the Stockholder shall not be liable for the inaccuracy of any representation or warranty made by any other Person in connection with the Proposed Sale, other than the Company (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders);

(b)   the liability for indemnification, if any, of such Stockholder in the Proposed Sale and for the inaccuracy of any representations and warranties made by the Company or its Stockholders in connection with such Proposed Sale, is several and not joint with any other Person (except to the extent that funds may be paid out of an escrow established to cover breach of representations, warranties and covenants of the Company as well as breach by any stockholder of any of identical representations, warranties and covenants provided by all stockholders), and is pro rata in proportion to, and does not exceed, the amount of consideration paid to such Stockholder in connection with such Proposed Sale; and

(c)   upon the consummation of the Proposed Sale (i) each holder of each class or series of the Company's stock will receive the same form of consideration for their shares of such class or series as is received by other holders in respect of their shares of such same class or series of stock, (ii) each holder of a series of Preferred Stock will receive the same amount of consideration per share of such series of Preferred Stock as is received by other holders in respect of their shares of such same series, (iii) each holder of Common Stock will receive the same amount of consideration per share of Common Stock as is received by other holders in respect of their shares of Common Stock, and (iv)

unless the holders of at least a majority of the Series A Preferred Stock elect to receive a lesser amount by written notice given to the Company at least ten (10) days prior to the effective date of any such Proposed Sale, the aggregate consideration receivable by all holders of the Preferred Stock and Common Stock shall be allocated among the holders of Preferred Stock and Common Stock on the basis of the relative liquidation preferences to which the holders of each respective series of Preferred Stock and the holders of Common Stock are entitled in a Deemed Liquidation Event (assuming for this purpose that the Proposed Sale is a Deemed Liquidation Event) in accordance with the Company's Certificate of Incorporation in effect immediately prior to the Proposed Sale; provided, however, that, notwithstanding the foregoing, if the consideration to be paid in exchange for the Key Holder Shares or Investor Shares, as applicable, pursuant to this Subsection 3.3(c) includes any securities and due receipt thereof by any Key Holder or Investor would require under applicable law (x) the registration or qualification of such securities or of any person as a broker or dealer or agent with respect to such securities; or (y) the provision to any Key Holder or Investor of any information other than such information as a prudent issuer would generally furnish in an offering made solely to "accredited investors" as defined in Regulation D promulgated under the Securities Act, the Company may cause to be paid to any such Key Holder or Investor in lieu thereof, against surrender of the Key Holder Shares or Investor Shares, as applicable, which would have otherwise been sold by such Key Holder or Investor, an amount in cash equal to the fair value (as determined in good faith by the Company) of the securities which such Key Holder or Investor would otherwise receive as of the date of the issuance of such securities in exchange for the Key Holder Shares or Investor Shares, as applicable.

3.4　　Restrictions on Sales of Control of the Company. No Stockholder shall be a party to any Stock Sale unless all holders of Preferred Stock are allowed to participate in such transaction and the consideration received pursuant to such transaction is allocated among the parties thereto in the manner specified in the Company's Certificate of Incorporation in effect immediately prior to the Stock Sale (as if such transaction were a Deemed Liquidation Event), unless the holders of at least a majority of the Series A Preferred Stock elect otherwise by written notice given to the Company at least ten (10) days prior to the effective date of any such transaction or series of related transactions.

4.　　Remedies.

4.1　　Covenants of the Company. The Company agrees to use its best efforts, within the requirements of applicable law, to ensure that the rights granted under this Agreement are effective and that the parties enjoy the benefits of this Agreement. Such actions include, without limitation, the use of the Company's best efforts to cause the nomination and election of the directors as provided in this Agreement.

4.2　　Irrevocable Proxy and Power of Attorney. Each party to this Agreement hereby constitutes and appoints as the proxies of the party, and hereby grants a power of attorney to, the President of the Company and a designee of the Selling Investors, and authorizes each of them, with full power of substitution, with respect to the matters set forth herein, including, without limitation, election of persons as members of the Board in accordance with Section 1 hereto, votes to increase authorized shares pursuant to Section 2 hereof and votes regarding any Sale of the Company pursuant to Section 3 hereof, to represent and vote if the party (i) fails to vote or (ii) attempts to vote (whether by proxy, in person or by written consent), in a manner which is inconsistent with the terms of this Agreement, all of such party's Shares in favor of the election of persons as members of the Board determined pursuant to and in accordance with the terms and provisions of this Agreement or the increase of authorized shares or approval of any Sale of the Company pursuant to and in accordance with the terms and provisions of Sections 2 and 3, respectively, of this Agreement or to take any action necessary to effect Sections 2 and 3, respectively, of this Agreement. Each of the proxy and power of attorney granted pursuant to the immediately preceding sentence is given in consideration of the agreements and covenants of the

Company and the parties in connection with the transactions contemplated by this Agreement and, as such, each is coupled with an interest and shall be irrevocable unless and until this Agreement terminates or expires pursuant to Section 6 hereof. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates or expires pursuant to Section 6 hereof, purport to grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

4.3   Specific Enforcement. Each party acknowledges and agrees that each party hereto will be irreparably damaged in the event any of the provisions of this Agreement are not performed by the parties in accordance with their specific terms or are otherwise breached. Accordingly, it is agreed that each of the Company and the Stockholders shall be entitled to an injunction to prevent breaches of this Agreement, and to specific enforcement of this Agreement and its terms and provisions in any action instituted in any court of the United States or any state having subject matter jurisdiction.

4.4   Remedies Cumulative. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

5.   "Bad Actor" Matters.

5.1   Representation. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "**Disqualification Event**") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "Rule 506(d) Related Party" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act.

5.2   Covenant. Each Person with the right to designate or participate in the designation of a director pursuant to this Agreement hereby agrees that it shall notify the Company promptly in writing in the event a Disqualification Event becomes applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable.

6.   Term. This Agreement shall be effective as of the date hereof and shall continue in effect until and shall terminate upon the earliest to occur of (a) the consummation of the Company's first underwritten public offering of its Common Stock (other than a registration statement relating either to the sale of securities to employees of the Company pursuant to its stock option, stock purchase or similar plan or an SEC Rule 145 transaction); (b) the consummation of a Sale of the Company and distribution of proceeds to or escrow for the benefit of the Stockholders in accordance with the Restated Certificate, provided that the provisions of Section 3 hereof will continue after the closing of any Sale of the Company to the extent necessary to enforce the provisions of Section 3 with respect to such Sale of the Company; or (c) termination of this Agreement in accordance with Subsection 7.8 below.

7.   Miscellaneous.

7.1   Additional Parties.

(a)   Notwithstanding anything to the contrary contained herein, if the Company issues additional shares of Series A Preferred Stock after the date hereof, as a condition to the issuance of such shares the Company shall require that any purchaser of at least two hundred sixty (260) shares of Series A Preferred Stock become a party to this Agreement by executing and delivering (i) the Adoption Agreement attached to this Agreement as Exhibit A, or (ii) a counterpart signature page hereto agreeing to be bound by and subject to the terms of this Agreement as an Investor and Stockholder hereunder. In either event, each such person shall thereafter be deemed an Investor and Stockholder for all purposes under this Agreement.

(b)   In the event that after the date of this Agreement, the Company enters into an agreement with any Person to issue shares of capital stock to such Person (other than to a purchaser of Preferred Stock described in Subsection 7.1(a) above), following which such Person shall hold Shares constituting one percent (1%) or more of the Company's then outstanding capital stock (treating for this purpose all shares of Common Stock issuable upon exercise of or conversion of outstanding options, warrants or convertible securities, as if exercised and/or converted or exchanged), then, the Company shall cause such Person, as a condition precedent to entering into such agreement, to become a party to this Agreement by executing an Adoption Agreement in the form attached hereto as Exhibit A, agreeing to be bound by and subject to the terms of this Agreement as a Stockholder and thereafter such person shall be deemed a Stockholder for all purposes under this Agreement.

7.2   Transfers. Each transferee or assignee of any Shares subject to this Agreement shall continue to be subject to the terms hereof, and, as a condition precedent to the Company's recognizing such transfer, each transferee or assignee shall agree in writing to be subject to each of the terms of this Agreement by executing and delivering an Adoption Agreement substantially in the form attached hereto as Exhibit A. Upon the execution and delivery of an Adoption Agreement by any transferee, such transferee shall be deemed to be a party hereto as if such transferee were the transferor and such transferee's signature appeared on the signature pages of this Agreement and shall be deemed to be an Investor and Stockholder, or Key Holder and Stockholder, as applicable. The Company shall not permit the transfer of the Shares subject to this Agreement on its books or issue a new certificate representing any such Shares unless and until such transferee shall have complied with the terms of this Subsection 7.2. Each certificate instrument, or book entry representing the Shares subject to this Agreement if issued on or after the date of this Agreement shall be notated by the Company with the legend set forth in Subsection 7.12.

7.3   Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

7.4   Governing Law. This Agreement shall be governed by the internal law of the State of Washington, without regard to its conflicts of laws principles.

7.5   Counterparts. This Agreement may be executed in two (2) or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other

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transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

      7.6   Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

      7.7   Notices. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail, other electronic form, or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) business day after the business day of deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the respective parties at their address as set forth on Schedule A or Schedule B hereto, or to such email address, facsimile number or address as subsequently modified by written notice given in accordance with this Subsection 7.7. If notice is given to the Company, a copy shall also be sent to Lee & Hayes, PLLC, 601 W. Riverside Ave., Suite 1400, Spokane, WA 99021, c/o Daniel M. Wadkins.

      7.8   Consent Required to Amend, Terminate or Waive. This Agreement may be amended or terminated and the observance of any term hereof may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a written instrument executed by (a) the Company; (b) the Key Holders; and (c) the holders of at least a majority of the shares of Common Stock issued or issuable upon conversion of the shares of Series A Preferred Stock held by the Investors (voting as a single class and on an as-converted basis). Notwithstanding the foregoing:

      (a)   this Agreement may not be amended or terminated and the observance of any term of this Agreement may not be waived with respect to any Investor or Key Holder without the written consent of such Investor or Key Holder unless such amendment, termination or waiver applies to all Investors or Key Holders, as the case may be, in the same fashion;

      (b)   the consent of the Key Holders shall not be required for any amendment or waiver if such amendment or waiver either (A) is not directly applicable to the rights of the Key Holders hereunder; or (B) does not adversely affect the rights of the Key Holders in a manner that is different than the effect on the rights of the other parties hereto;

      (c)   Schedules A hereto may be amended by the Company from time to time in accordance with Subsection 1.3 of the Restricted Stock Purchase Agreement to add information regarding additional Investors without the consent of the other parties hereto; and

      (d)   any provision hereof may be waived by the waiving party on such party's own behalf, without the consent of any other party.

The Company shall give prompt written notice of any amendment, termination, or waiver hereunder to any party that did not consent in writing thereto. Any amendment, termination, or waiver effected in accordance with this Subsection 7.8 shall be binding on each party and all of such party's successors and permitted assigns, whether or not any such party, successor or assignee entered into or approved such amendment, termination or waiver. For purposes of this Subsection 7.8, the requirement of a written instrument may be satisfied in the form of an action by written consent of the Stockholders circulated by the Company and executed by the Stockholder parties specified, whether or not such action by written consent makes explicit reference to the terms of this Agreement.

7.9   Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default previously or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

7.10   Severability. The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

7.11   Entire Agreement. This Agreement (including the Exhibits hereto), and the Restated Certificate and the other Transaction Agreements (as defined in the Restricted Stock Purchase Agreement) constitute the full and entire understanding and agreement between the parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the parties is expressly canceled.

7.12   Share Certificate Legend. Each certificate, instrument, or book entry representing any Shares issued after the date hereof shall be notated by the Company with a legend reading substantially as follows:

"THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN."

The Company, by its execution of this Agreement, agrees that it will cause the certificates instruments, or book entry evidencing the Shares issued after the date hereof to be notated with the legend required by this Subsection 7.12 of this Agreement, and it shall supply, free of charge, a copy of this Agreement to any holder of such Shares upon written request from such holder to the Company at its principal office. The parties to this Agreement do hereby agree that the failure to cause the certificates, instruments, or book entry evidencing the Shares to be notated with the legend required by this Subsection 7.12 herein and/or the failure of the Company to supply, free of charge, a copy of this Agreement as provided hereunder shall not affect the validity or enforcement of this Agreement.

7.13   Stock Splits, Stock Dividends, etc. In the event of any issuance of Shares of the Company's voting securities hereafter to any of the Stockholders (including, without limitation, in connection with any stock split, stock dividend, recapitalization, reorganization, or the like), such Shares shall become subject to this Agreement and shall be notated with the legend set forth in Subsection 7.12.

7.14   Manner of Voting. The voting of Shares pursuant to this Agreement may be effected in person, by proxy, by written consent or in any other manner permitted by applicable law. For

the avoidance of doubt, voting of the Shares pursuant to the Agreement need not make explicit reference to the terms of this Agreement.

7.15   Further Assurances. At any time or from time to time after the date hereof, the parties agree to cooperate with each other, and at the request of any other party, to execute and deliver any further instruments or documents and to take all such further action as the other party may reasonably request in order to evidence or effectuate the consummation of the transactions contemplated hereby and to otherwise carry out the intent of the parties hereunder.

7.16   Dispute Resolution. The parties (a) hereby irrevocably and unconditionally submit to the jurisdiction of the federal courts located in Spokane, Washington for the purpose of any suit, action or other proceeding arising out of or based upon this Agreement, (b) agree not to commence any suit, action or other proceeding arising out of or based upon this Agreement except in the federal courts located in Spokane, Washington, and (c) hereby waive, and agree not to assert, by way of motion, as a defense, or otherwise, in any such suit, action or proceeding, any claim that it is not subject personally to the jurisdiction of the above-named courts, that its property is exempt or immune from attachment or execution, that the suit, action or proceeding is brought in an inconvenient forum, that the venue of the suit, action or proceeding is improper or that this Agreement or the subject matter hereof may not be enforced in or by such court.

The prevailing party shall be entitled to reasonable attorney's fees, costs, and necessary disbursements in addition to any other relief to which such party may be entitled.

7.17   Aggregation of Stock. All Shares held or acquired by a Stockholder and/or its Affiliates shall be aggregated together for the purpose of determining the availability of any rights under this Agreement, and such Affiliated persons may apportion such rights as among themselves in any manner they deem appropriate.

7.18   Spousal Consent. If any individual Stockholder is married on the date of this Agreement, such Stockholder's spouse shall execute and deliver to the Company a consent of spouse in the form of Exhibit B hereto ("Consent of Spouse"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such Stockholder's Shares that do not otherwise exist by operation of law or the agreement of the parties. If any individual Stockholder should marry or remarry subsequent to the date of this Agreement, such Stockholder shall within thirty (30) days thereafter obtain his/her new spouse's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties have executed this Voting Agreement as of the date first written above.

HYPERSCIENCES, INC.

By: DocuSigned by: [signature] A73B26FFAE3C4D8...

Name: Mark Russell

Title: President

KEY HOLDERS:

Signature: DocuSigned by: [signature] A73B26FFAE3C4D8...

Name: Mark Russell

INVESTORS:

By: ______________________

Name: ______________________

Title: ______________________

SIGNATURE PAGE TO VOTING AGREEMENT

SCHEDULE A

INVESTORS

(See Attached)

SCHEDULE B

KEY HOLDERS

Name and Address	Number of Shares Held
EnergeticX.net, LLC	3,484,377

EXHIBIT A

ADOPTION AGREEMENT

This Adoption Agreement ("**Adoption Agreement**") is executed on _____, 20__, by the undersigned (the "**Holder**") pursuant to the terms of that certain Voting Agreement dated as of [_____, 20___] (the "**Agreement**"), by and among the Company and certain of its Stockholders, as such Agreement may be amended or amended and restated hereafter. Capitalized terms used but not defined in this Adoption Agreement shall have the respective meanings ascribed to such terms in the Agreement. By the execution of this Adoption Agreement, the Holder agrees as follows.

1.1   Acknowledgement. Holder acknowledges that Holder is acquiring certain shares of the capital stock of the Company (the "**Stock**")[or options, warrants, or other rights to purchase such Stock (the "**Options**")], for one of the following reasons (Check the correct box):

☐   As a transferee of Shares from a party in such party's capacity as an "Investor" bound by the Agreement, and after such transfer, Holder shall be considered an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   As a transferee of Shares from a party in such party's capacity as a "Key Holder" bound by the Agreement, and after such transfer, Holder shall be considered a "Key Holder" and a "Stockholder" for all purposes of the Agreement.

☐   As a new Investor in accordance with Subsection 7.1(a) of the Agreement, in which case Holder will be an "Investor" and a "Stockholder" for all purposes of the Agreement.

☐   In accordance with Subsection 7.1(b) of the Agreement, as a new party who is not a new Investor, in which case Holder will be a "Stockholder" for all purposes of the Agreement.

1.2   Agreement. Holder hereby (a) agrees that the Stock [Options], and any other shares of capital stock or securities required by the Agreement to be bound thereby, shall be bound by and subject to the terms of the Agreement and (b) adopts the Agreement with the same force and effect as if Holder were originally a party thereto.

1.3   Notice. Any notice required or permitted by the Agreement shall be given to Holder at the address or facsimile number listed below Holder's signature hereto.

HOLDER: _____   ACCEPTED AND AGREED:

By: _____   **HYPERSCIENCES, INC.**
Name and Title of Signatory

Address: _____   By: _____

_____   Title: _____

Facsimile Number: _____